Exhibit 99.1

PENGROWTH

PENGROWTH ENERGY CORPORATION

Second Quarter 2011 Results

TANK #6

SUMMARY OF FINANCIAL & OPERATING RESULTS

(monetary amounts in thousands, except	Three Months ended			Six Months ended
per share amounts or as otherwise stated)	June 30, 2011	June 30, 2010	% Change	June 30, 2011	June 30, 2010	% Change
STATEMENT OF INCOME
Oil and gas sales (1)	$355,438	$339,827	5	$696,597	$700,001	–
Net income	$88,536	$18,177	387	$93,963	$157,214	(40)
Net income per share	$0.27	$0.06	350	$0.29	$0.54	(46)
CASH FLOW
Funds flow from operations (1) (3)	$151,720	$175,549	(14)	$298,545	$337,007	(11)
Funds flow from operations per share (1) (2)	$0.46	$0.60	(23)	$0.91	$1.16	(22)
Total capital expenditures (4)	$162,549	$55,754	192	$303,235	$129,394	134
Total capital expenditures per share (2)	$0.50	$0.19	163	$0.93	$0.45	107
Dividends paid (2)	$68,779	$61,104	13	$137,000	$122,010	12
Dividends paid per share (2)	$0.21	$0.21	–	$0.42	$0.42	–

Weighted average number of shares outstanding (000’s) (2)	327,754	291,055	13	327,067	290,622	13

BALANCE SHEET (5)
Working capital (deficiency) excess (1)				$(116,815)	$4,372	(2,772)
Property, plant and equipment				$3,838,818	$3,689,740	4
Exploration and evaluation assets				$506,927	$78,613	545
Long term debt				$1,113,384	$1,050,142	6
Shareholders’ equity (1) (2)				$3,170,371	$2,928,773	8
Shareholders’ equity per share (2)				$9.65	$10.05	(4)
Currency (U.S.$/Cdn$) (closing rate at period end)				$1.0368	$0.9393
Number of shares outstanding at period end (000’s) (2)				328,500	291,292	13

AVERAGE DAILY PRODUCTION
Crude oil (bbls)	20,641	21,858	(6)	20,852	22,127	(6)
Heavy oil (bbls)	6,225	6,791	(8)	6,431	6,951	(7)
Natural gas (Mcf)	213,342	220,856	(3)	216,909	220,748	(2)
Natural gas liquids (bbls)	8,535	10,058	(15)	8,854	9,702	(9)
Total production (boe)	70,958	75,517	(6)	72,288	75,572	(4)
TOTAL PRODUCTION (Mboe)	6,457	6,872	(6)	13,084	13,678	(4)

PRODUCTION PROFILE
Crude oil	29%	29%		29%	29%
Heavy oil	9%	9%		9%	9%
Natural gas	50%	49%		50%	49%
Natural gas liquids	12%	13%		12%	13%

AVERAGE REALIZED PRICES (after commodity risk management)
Crude oil (per bbl) (1)	$92.82	$75.29	23	$87.99	$76.84	15
Heavy oil (per bbl)	$74.74	$56.49	32	$67.18	$61.29	10
Natural gas (per Mcf)	$4.18	$4.86	(14)	$4.27	$5.24	(19)
Natural gas liquids (per bbl)	$68.95	$60.70	14	$70.21	$58.72	20
Average realized price per boe (1)	$54.41	$49.17	11	$52.76	$50.97	4

(1)	Prior periods restated to conform to presentation in the current period.

(2)	Pengrowth Energy Corporation is the entity resulting from the conversion of Pengrowth Energy Trust. See note regarding conversion below.

(3)	See definition under section “Additional GAAP” measures

(4)	Total capital expenditures excludes Drilling Royalty Credits (“DRCs”)

(5)	Balance Sheet amounts are at period end.

Note regarding corporate conversion: Pengrowth Energy Corporation is the entity resulting from the conversion of Pengrowth Energy Trust to a dividend paying corporation effective December 31, 2010. References to “shares”, “shareholder” and “dividends” should be read as references to “trust units”, “trust unitholder” and “distributions” respectively for periods prior to December 31, 2010.

Note regarding currency: all figures contained within this report are quoted in Canadian dollars unless otherwise indicated.

PENGROWTH Second Quarter 2011 Summary of Trading Data	1

SUMMARY OF TRADING DATA

Three months ended June 30

Six months ended June 30

(thousands, except per share amounts)

2011

2010

2011

2010

SHARE TRADING

PGH (NYSE)

High

U.S. $
14.60

U.S. $
11.97

U.S.$
14.60

U.S.$
11.97

Low

U.S. $
11.81

U.S. $
7.67

U.S.$
11.81

U.S.$
7.67

Close

U.S. $
12.58

U.S. $
9.16

U.S.$
12.58

U.S.$
9.16

Value

U.S. $
332,425

U.S.$
268,674

U.S.$
617,177

U.S.$
487,436

Volume

25,342

26,059

47,196

46,533

PGF (TSX)

High

$
13.96

$
12.00

$
13.96

$
12.00

Low

$
11.56

$
8.50

$
11.56

$
8.50

Close

$
12.15

$
9.73

$
12.15

$
9.73

Value

$
500,185

$
361,036

$
1,295,932

$
733,702

Volume

39,337

34,038

101,294

67,414

2

PENGROWTH Second Quarter 2011 Summary of Financial & Operating Results

MANAGEMENT’S DISCUSSION & ANALYSIS

The following Management’s Discussion and Analysis (“MD&A”) of financial results should be read in conjunction with the unaudited Financial Statements for the six months ended June 30, 2011 of Pengrowth Energy Corporation and the unaudited consolidated financial statements and MD&A of Pengrowth Energy Trust for the six months ended June 30, 2010. The MD&A is based on information available to August 4, 2011.

STRUCTURE OF THE CORPORATION

Pengrowth Energy Corporation (the “Corporation”) is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets. The
Corporation was formed through a reorganization involving Pengrowth Energy Trust (the “Trust”), Pengrowth Corporation, its subsidiaries and the security holders of the Trust and Pengrowth Corporation pursuant to a Plan of Arrangement (the “Arrangement”) under the Business Corporations
Act (Alberta).

On December 31, 2010 (the “Date of Conversion”), the Trust completed its conversion from an open-end investment trust to a corporation through a business combination resulting in the unitholders of the Trust and the exchangeable shareholders of Pengrowth
Corporation owning all the common shares of the Corporation. Unitholders of the Trust received common shares in the Corporation on a one-for-one basis. Exchangeable shareholders of Pengrowth Corporation received 1.02308 common shares of the
Corporation for each exchangeable share held. Pursuant to the Arrangement agreement, shareholders’ capital was reduced by the amount of the deficit of the Trust on December 31, 2010. The management team and Board of Directors of the
Corporation are comprised of the former management team and elected members of the Board of Directors of the Trust.

The Corporation effected an
internal reorganization subsequent to the Date of Conversion whereby, among other things, the Trust and its subsidiaries were dissolved and the Corporation received all the assets and assumed all the liabilities of the Trust.

The Arrangement has been accounted for on a continuity of interest basis and accordingly, the consolidated financial statements for periods prior to the date of conversion reflect the financial position, results of operations and cash flows as if the Corporation had always carried on the business formerly carried on by the Trust. This MD&A may at times refer to common shares, shareholders, shareholders’ capital and dividends which prior to the Arrangement were referred to as trust units, trust unitholders, trust unitholder’s capital and distributions, respectively. References made to trust units are those issued by the
Trust. Comparative amounts in this MD&A will also reflect the history of the Trust and its subsidiaries.

FREQUENTLY RECURRING TERMS

Pengrowth uses the following frequently recurring industry terms in this MD&A: “bbls” refers to barrels, “Mbbls” refers to thousands of barrels, “boe” refers to barrels of oil equivalent, “Mboe” refers to a thousand barrels of oil equivalent, “Mcf” refers to thousand cubic feet, “Bcf” refers to billion cubic feet, “Gj” refers to gigajoule, “MMbtu” refers to million British thermal units and “MW”
refers to megawatt. Disclosure provided herein in respect of a boe may be misleading, particularly if used in isolation. A boe conversion ratio of six Mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

ADVISORY REGARDING
FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as
“anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance”, “may”, “will”, “should”,
“could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to:
reserves, 2011 production, the proportion of 2011 production of each product type, production additions from Pengrowth’s 2011 development program, royalty expenses, 2011 operating expenses, deferred income taxes, goodwill, asset retirement obligations, taxability of dividends, remediation, reclamation and abandonment expenses, capital expenditures, development activities, general and administration expenses, and proceeds from the disposal of properties Statements relating to
“reserves” are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.

Forward-looking statements and information are based on Pengrowth’s current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning general economic and financial market conditions, anticipated financial performance, business prospects, strategies, regulatory developments, including in respect of taxation, royalty rates and

PENGROWTH Second Quarter 2011 Management’s Discussion & Analysis

environmental protection, future capital expenditures and the timing thereof, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates and interest rates, the proceeds of anticipated divestitures, the amount of future cash dividends paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain labour and equipment in a timely manner to carry out development activities, our ability to market our oil and natural gas successfully to current and new customers, the impact of increasing competition, our ability to obtain financing on acceptable terms, our ability to add production and reserves through our development, exploitation and exploration activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; counterparty risk; compliance with environmental laws and regulations; changes in tax and royalty laws; Pengrowth’s ability to access external sources of debt and equity capital; the implementation of International Financial Reporting Standards; and the implementation of greenhouse gas emissions legislation. Further information regarding these factors may be found under the heading “Business Risks” herein and under
“Risk Factors” in Pengrowth’s most recent Annual Information Form (AIF), and in Pengrowth’s most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases. Copies of Pengrowth’s Canadian public filings are available on SEDAR at www.sedar.com. Pengrowth’s U.S. public filings, including the most recent annual report form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov.

Pengrowth cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, except as required by law. The forward-looking statements in this document are provided for the limited purpose of enabling current and potential investors to evaluate an investment in Pengrowth. Readers are cautioned that such statements may not be appropriate, and should not be used for other purposes.

The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

On January 1, 2011, Pengrowth adopted International Financial Reporting Standards (”IFRS”) for
financial reporting purposes, using a transition date of January 1, 2010. The financial statements for the three and six months ended June 30, 2011, have been prepared in accordance with IFRS. Required comparative information has been restated from the previously published financial statements which were prepared in accordance with Canadian Generally Accepted Accounting Principles (“previous GAAP”). For additional information regarding the changes see section “International Financial Reporting Standards (IFRS)” in this MD&A.

CRITICAL ACCOUNTING ESTIMATES

The financial statements are prepared in accordance with IFRS.
Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period ended. Certain of these estimates may change from period to period resulting in a material impact on Pengrowth’s results of operations, financial position, and change in financial position.

The
following describes Pengrowth’s significant critical accounting estimates.

Estimating oil and gas reserves

Pengrowth engages a qualified, independent oil and gas reserves evaluator to perform an estimation of the amount of oil and gas reserves at least annually. Reserves form the basis for the calculation of depletion charges and assessment of impairment of oil and gas assets. Reserves are estimated using the definitions of reserves prescribed by National Instrument 51-101 (NI 51-101) and the Canadian Oil and Gas
Evaluation (COGE) Handbook.

4

PENGROWTH Second Quarter 2011 Management’s Discussion & Analysis

Proved plus probable reserves are defined as the estimated quantities of crude oil, natural gas liquids including condensate and natural gas that geological and engineering data demonstrate a 50% probability of being recovered at the reported level. Due to the inherent uncertainties and the necessarily limited nature of reservoir data, estimates of reserves are inherently imprecise, require the application of judgment and are subject to change as additional information becomes available. The estimates are made using all available geological and reservoir data as well as historical production data.
Estimates are reviewed and revised as appropriate. Revisions occur as a result of changes in prices, costs, fiscal regimes, reservoir performance or a change in Pengrowth’s plans.

Impairment testing

The impairment testing of property, plant and equipment is based on estimates of proved plus probable reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. The impairment assessment of goodwill is based on the estimated fair value of Pengrowth’s cash generating units (CGUs). CGUs are the smallest group of assets that generate cash inflows that are largely independent from other assets or group of assets. By their nature, these estimates are subject to measurement uncertainty and may impact the financial statements of future periods.

ARO

Pengrowth estimates obligations
under environmental regulations in respect of decommissioning and site restoration. These obligations are determined based on the expected present value of expenses required in the process of plugging and abandoning wells, dismantling of wellheads, production and transportation facilities and restoration of producing areas in accordance with relevant legislation, discounted from the date when expenses are expected to be incurred. Most of the abandonment of Pengrowth’s wells is estimated to take place far in the future. Therefore, changes in estimated timing of future expenses, estimated logistics of performing abandonment work and the discount rate used to discount future expenses would have a significant effect on the carrying amount of the decommissioning provision.

Valuation of trade and other receivables, and prepayments to suppliers

Management estimates the likelihood of the collection of trade and other receivables and recovery of prepayments based on an analysis of individual accounts.
Factors taken into consideration include the aging of receivables in comparison with the credit terms allowed to customers and the financial position and collection history with the customer. Should actual collections be less than estimates,
Pengrowth would be required to record additional impairment expense.

ADDITIONAL GAAP MEASURES

Pengrowth uses certain additional GAAP measures that are not defined terms under IFRS to assess performance and believes these measures provide useful supplemental information to investors. The following are the measures Pengrowth uses in assessing performance.

Funds Flow from Operations

Management believes that in addition to cash provided by operations, funds flow from operations, as reported in the Consolidated Statements of Cash Flow is a useful supplemental measure as it provides an indication of the funds generated by Pengrowth’s principal business activities prior to consideration of changes in working capital and remediation expenditures. Pengrowth considers this to be a key measure of performance as it demonstrates its ability to generate cash flow necessary to fund dividends and capital investments.

NON-GAAP FINANCIAL MEASURES

This MD&A refers
to certain financial measures that are not determined in accordance with IFRS, herein after referred to as GAAP. These measures do not have standardized meanings and may not be comparable to similar measures presented by other oil and gas companies.
Measures such as operating netbacks do not have standardized meanings prescribed by GAAP. See the section of this MD&A entitled Operating Netbacks for a discussion of the calculation.

The current level of capital expenditures funded through retained cash flow, as compared to debt or equity, can be determined when it is compared to the difference in funds flow from operations and dividends paid in the financing section of the Statement of Cash Flow.

Management monitors Pengrowth’s capital structure using non-GAAP financial metrics. The two metrics are Total Debt to the trailing twelve months Earnings Before Interest, Taxes, Depletion, Depreciation, Amortization, Accretion, and other non-cash items (“EBITDA”) and Total Debt to Total Capitalization. Total Debt is the sum of working capital deficit and long term debt as shown on the balance sheet, and Total Capitalization is the sum of Total Debt and
Shareholder’s equity.

PENGROWTH Second Quarter 2011 Management’s Discussion & Analysis

NON-GAAP OPERATIONAL MEASURES

The reserves and production in this MD&A refer to company interest reserves or production that is Pengrowth’s working interest share of production or reserves prior to the deduction of Crown and other royalties plus any Pengrowth owned royalty interest in production or reserves at the wellhead. Company interest is more fully described in the Corporation’s AIF.

When converting natural gas to equivalent barrels of oil within this MD&A, Pengrowth uses the industry standard of six Mcf to one boe. Barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six Mcf of natural gas to one boe is based on an energy equivalency conversion and does not represent a value equivalency at the wellhead. Production volumes, revenues and reserves are reported on a company interest gross basis (before royalties) in accordance with Canadian practice.

Payout Ratio is a term used to evaluate financial flexibility and the capacity to fund dividends. Payout ratio is defined on a percentage basis as dividends declared divided by funds flow from operations.

CURRENCY

All amounts are stated in Canadian dollars unless otherwise specified.

Pengrowth’s second quarter results for 2011 are contained within this MD&A.

REVISED 2011
GUIDANCE AND FINANCIAL HIGHLIGHTS

The following table provides a summary of the 2011 Guidance and actual results for the first six months of 2011.

Actual

Guidance

Q1

Q2

YTD

Full Year 2011

Production (boe/d)

73,634

70,958

72,288

72,000 - 74,000

Royalty Expense (% of Sales) (1)

17.9

20.1

19.0

20.0

Operating Expense ($/boe)

14.31

14.73

14.51

13.90

G&A Expense (cash & non-cash) ($/boe)

3.14

2.99

3.07

3.00

Total capital expenditures ($ millions)

140.7

162.5

303.2

550.0

(1)
Royalty expense as a % of sales excludes the impact of commodity risk management contracts.

Production volumes in the first half of 2011 have been negatively impacted by unscheduled pipeline outages in the Swan Hills gas gathering system and Rainbow pipeline system; extended scheduled maintenance activities at Carson Creek, Quirk Creek and Sable Offshore Energy Project (“SOEP”); extreme weather including forest fires and flooding, resulting in overall impacts in the first quarter of 1,400 boe per day and in the second quarter of 4,000 boe per day on our existing production levels.

The extremely wet weather has slowed down our ability to get new wells on production with 18 of the 23 new wells drilled in the Swan Hills area in the second quarter either awaiting completion or tie-in. A recent review of our Judy Creek miscible flood indicates that performance has lagged budget in the first half of the year with a negative impact on full year production of 500 boe per day and a reduction on exit production of approximately 1,000 boe per day. As a result, management has revised 2011 annual production guidance to average between 72,000 and 74,000 boe per day from between 74,000 and 76,000 boe per day, as reported in the first quarter 2011 results, to incorporate these production impacts. Exit production for 2011 is now expected to range between 75,500 and 76,500 boe per day.

Operating expense guidance is being held constant at a total cost of $370 million for 2011 but will increase on a boe basis from $13.54 per boe to $13.90 per boe reflecting the mid-range of the revised production volume guidance.

G&A expense guidance is increasing from $2.64 per boe to $3.00 per boe reflecting increased costs associated with staff and staff turnover in an increasing competitive oil and gas labour market, as well as lower production volume guidance.

6

PENGROWTH Second Quarter 2011 Management’s Discussion & Analysis

FINANCIAL HIGHLIGHTS

Three months ended

Six months ended

(monetary amounts in thousands, except per boe amounts or as otherwise stated)

  June 30,
2011

  Mar 31,
2011

  June 30,
2010

June 30, 2011

June 30, 2010

Production (boe/d)

70,958

73,634

75,517

72,288

75,572

Net capital expenditures (1)

$
162,549

$
140,686

$
51,655

$
303,235

$
115,291

Funds flow from operations (2)

$
151,720

$
146,825

$
175,549

$
298,545

$
337,007

Netback ($/boe) (2) (3)

$
28.97

$
27.64

$
27.75

$
28.31

$
27.99

Net income (loss)

$
88,536

$
5,427

$
18,177

$
93,963

$
157,214

Included in net income (loss):

Realized (loss) gain on commodity risk management (4)

$
(3,206
)

$
3,122

$
23,252

$
(84
)

$
30,274

  Unrealized gain (loss) on commodity risk management
(4)

$
73,070

$
(68,255
)

$
(2,906
)

$
4,815

$
60,376

Unrealized foreign exchange gain (loss) (4)

$
4,634

$
23,501

$
(42,160
)

$
28,135

$
(10,403
)

Deferred tax expense (reduction)

$
31,180

$
(11,193
)

$
931

$
19,987

$
10,586

(1)
Net capital expenditures includes Drilling Royalty Credits.

(2)
Prior periods restated to conform to presentation in the current period.

(3)
Includes the impact of realized commodity risk management contracts.

(4)
Pre-tax amount.

Funds flow from Operations

The following table provides a reconciliation of the change in funds flow from operations from period end 2010 to period end 2011.

($ thousands)

Q2

% Change

YTD

% Change

2010 Funds flow from Operations (1)

175,549

337,007

Volume variance

(22,150
)

(13
)

(35,530
)

(11
)

Price variance

61,946

35

58,855

17

Processing income variance

1,858

1

(2,293
)

(1
)

Lower realized gains on risk management contracts

(26,458
)

(15
)

(30,358
)

(9
)

Royalty expense

(13,551
)

(8
)

3,994

1

Expenses:

Operating

(8,866
)

(5
)

(11,822
)

(4
)

Transportation

1,404

1

913

–

Cash G&A

(3,873
)

(2
)

(9,964
)

(3
)

Drilling Credits (2)

(16,727
)

(10
)

(16,727
)

(5
)

Interest & Financing

(3,144
)

(2
)

(1,689
)

(1
)

Realized foreign exchange loss

2,291

1

2,246

1

Other

3,441

2

3,913

1

2011 Funds flow from Operations (1)

151,720

(14
)

298,545

(11
)

(1)
Prior period restated to conform to presentation in the current period.

(2)
In the second quarter 2010, a $16.7 million gain was recorded related to purchased drilling credits and a property disposition where the proceeds received consisted of drilling credits in excess of the value of the assets sold.

Funds
flow from operations decreased 14 percent from the second quarter of 2010 to 2011, and 11 percent for the first six months of 2011 compared to the same period in 2010. The decrease is mainly attributable to a combination of lower production volumes, higher operating expenses and the absence of gains from purchasing third party drilling credits. Partially offsetting the decreased volumes was higher sales revenue due to increased liquids commodity prices, however the increased pricing resulted in lower gains on risk management contracts and higher royalties with respect to the second quarter of 2011.

PENGROWTH Second Quarter 2011 Management’s Discussion & Analysis

Price Sensitivity

The following table illustrates the sensitivity of funds flow from operations to changes in commodity prices:

Estimated Commodity Price Environment (1)

Assumption (2)

Change

Estimated Impact on (3) 12 month Cash Flow ($ millions)

West Texas Intermediate Oil Price

US$/bbl

98.00

$
1.00

11.4

Heavy Oil

US$/bbl

98.00

$
1.00

1.8

Light Oil

US$/bbl

98.00

$
1.00

7.2

NGL

US$/bbl

98.00

$
1.00

2.4

AECO Natural Gas Price

4.60

$
0.10

6.2

Natural Gas

C$/Mcf

4.60

$
0.10

6.2

(1)
Calculations are performed independently and are not indicative of actual results when multiple variables change at the same time.

(2)
Commodity price is based on an estimation of the 12 month forward price curve at July 15, 2011 and does not include the impact of risk management contracts.

(3)
The calculated impact on revenue/cash flow is only applicable within a limited range of the change indicated.

Net Income

For the second quarter of 2011, net income of
$88.5 million was recorded, compared to a net income of $18.2 million in the second quarter of 2010, representing an increase of $70.3 million. The significant increase is primarily due to changes in certain non-cash items noted below that offset a
$23.8 million decrease in funds flow from operations:

•

An unrealized gain on commodity risk management contracts of $73.1 million ($54.6 million, net of deferred tax) compared to an unrealized loss of $2.9 million
($2.1 million, net of deferred tax) in the second quarter of 2010. This unrealized amount is determined by the change in fair value of the forward contracts between periods which affects net income through these unrealized amounts.

•

Recording of an unrealized foreign exchange gain of $4.6 million ($4.0 million, net of deferred tax) compared to an unrealized foreign exchange loss of $42.2 million ($36.8 million, net of deferred tax) in the second quarter of 2010.

During the first six months of 2011, net income decreased
by $63.3 million from the same period last year. The decrease is primarily due to changes in non-cash items noted below in addition to a $38.5 million decrease in funds flow from operations:

•

Lower unrealized gains on commodity risk management contracts of $4.8 million ($3.6 million, net of deferred tax) compared to a gain of $60.4 million ($43.3 million, net of deferred tax) in the first half of 2010.

•

Recording of an unrealized foreign exchange gain of $28.1 million ($24.5 million, net of deferred tax) compared to an unrealized foreign exchange loss of $10.4 million ($9.0 million, net of deferred tax) in the first half of 2010.

8

PENGROWTH Second Quarter 2011 Management’s Discussion & Analysis

RESULTS OF OPERATIONS

(All volumes, wells and spending amounts stated below reflect Pengrowth’s net working interest unless otherwise stated.)

CAPITAL EXPENDITURES

During the first six months of 2011, capital expenditures totaled $303.2 million, with approximately 83 percent spent on drilling, completions and facilities. Included in the capital expenditures are land and seismic acquisition costs of $14.1 million and maintenance capital of $29.4 million.

Three months ended

Six months ended

($ millions)

June 30, 2011

Mar 31, 2011

June 30, 2010

June 30, 2011

June 30, 2010

Drilling, completions and facilities

134.4

118.5

39.8

252.9

99.0

Land & Seismic acquisitions (1)

12.7

1.4

3.5

14.1

4.8

Maintenance capital

12.1

17.3

8.6

29.4

21.0

Development capital

159.2

137.2

51.9

296.4

124.8

Other capital

3.3

3.5

3.9

6.8

4.6

Drilling Royalty Credits

–

–

(4.1
)

–

(14.1
)

Total net capital expenditures

162.5

140.7

51.7

303.2

115.3

Property acquisitions

1.7

1.5

1.8

3.1

2.7

Proceeds on property dispositions

(5.6
)

(0.1
)

(6.9
)

(5.7
)

(48.0
)

Net capital expenditures and acquisitions

158.6

142.1

46.6

300.6

70.0

(1)
Seismic acquisitions are net of seismic sales revenue.

DRILLING ACTIVITY

Pengrowth participated in the drilling of 52 wells (27.9 net wells) during the second quarter of 2011.

Q2 2011

Q1 2011

Full Year 2011

Gross

Net

Gross

Net

Gross

Net

Focus Areas

Swan Hills

23

17.9

14

8.6

37

26.5

Groundbirch

–

–

3

3.0

3

3.0

Lindbergh

2

2.0

2

2.0

4

4.0

Bodo Polymer Project

5

5.0

–

–

5

5.0

Olds/Garrington

–

–

5

2.9

5

2.9

Other Resource Plays

Court Polymer Project

18

0.9

3

0.1

21

1.0

Weyburn Unit

2

0.2

15

1.5

17

1.7

Conventional

2

1.9

3

1.4

5

3.3

Total wells drilled (1)

52

27.9

45

19.5

97

47.4

(1)
Prior period restated to include most recent information available.

PENGROWTH Second Quarter 2011 Management’s Discussion & Analysis

DEVELOPMENT CAPITAL ACTIVITIES

Pengrowth’s capital spending breakdown by area as follows:

($ millions)

Q2 2011

Q1 2011

YTD June 2011

Focus Areas (1)

Swan Hills

93.3

42.2

135.5

Groundbirch

9.0

42.1

51.1

Lindbergh

10.2

3.5

13.7

Bodo Polymer Project

4.6

–

4.6

Olds/Garrington

10.3

20.0

30.3

127.4

107.8

235.2

Other Resource Plays

Shallow Gas & Coalbed Methane

0.3

0.2

0.5

Court Polymer Project

0.8

0.5

1.3

Horn River

0.1

0.5

0.6

Weyburn Unit

2.2

3.9

6.1

Conventional

3.6

5.6

9.2

7.0

10.7

17.7

Drilling, completions & facilities

134.4

118.5

252.9

Maintenance

12.1

17.3

29.4

Land & Seismic Acquisitions

12.7

1.4

14.1

Other

3.3

3.5

6.8

Total capital expenditures

162.5

140.7

303.2

(1)
Spending amounts reflect the activity for both operated and partner operated properties.

Focus Areas

Swan Hills Trend

The Swan Hills Trend is the most significant oil resource area for Pengrowth. Pengrowth is a legacy landholder with an estimated 2.3 billion barrels of 42° API original oil in place (internal management estimate). This extensive carbonate oil reservoir is providing Pengrowth with many opportunities to put its expertise in horizontal drilling and multi-stage fracturing of carbonate reservoirs to work on its operated interests in Judy Creek, Carson
Creek, House Mountain, and Deer Mountain. The successful 2010 results achieved by Pengrowth in the Swan Hills Trend is the driver for increased activity in 2011.

10

PENGROWTH Second Quarter 2011 Management’s Discussion & Analysis

Listed below is the drilling and completions activity in the Swan Hills Trend in the second quarter of 2011.
Pengrowth continues to be pleased with the results across the large aerial extent of this play. Forest fires and extreme wet weather has hindered or delayed rig moves, completion timing, and pipeline installation. Of the 23 gross wells drilled in the second quarter, 5 wells were tied-in and on production by quarter end, 8 wells are still waiting completion, 5 wells are waiting to be tied-in and 5 wells were tied-in early in the third quarter. At quarter end Pengrowth had three drilling rigs operating in this area and anticipate that all three will continue operating in the third quarter.

Q2 2011 Wells Drilled

5 day IP Rate (boe/d) *

Area

Gross

Net

Cased

Area Status at August 4, 2011

Operated

  Carson Creek North
Bearverhill Lake Unit #1

1

1.0

100%

484

This well was completed and tied in during Q2.

  Carson Creek Beaverhill
Lake ‘C’ Pool

4

3.8

100%

1000

All 4 wells were drilled, completed and tested in Q2. 2 wells tied - in early Q3 with the remaining 2 delayed due to weather.

Judy Creek ‘A’ Pool

9

9.0

100%

325

4 of the Q2 wells have been completed and tested, of which 3 were tied-in early Q3; fires and wet weather have delayed rig moves, frac timing and pipeline installation. Remaining 5 wells to be completed and tied-in during Q3. 3 rigs currently drilling in this area.

Judy Creek ‘B’ Pool

3

3.0

100%

567

1 well on production; 1 well drilled in Q2 is currently being tested and will be tied-in Q3; remaining well to be completed and tied-in during
Q3.

Non-Operated

Swan Hills Unit #1

1

0.2

100%

unknown

1 well of a 4 well program drilled in Q2, remainder to be drilled in Q3 as wet weather delayed rig move

South Swan Hills Unit

1

0.1

100%

unknown

House Mountain Unit #1

4

0.8

100%

200

3 oil wells; 1 water injection well drilled and completed

Total Wells

23

17.9

*
Represents an average 5 day Initial Production (“IP”) Rate per well (volumes included in the table are Gross)

Groundbirch

During the second quarter, tie-in of the five
Montney horizontal and one Doig vertical wells were completed. Of the three wells spud in the first quarter, two were rig released and the third well finished drilling after break-up and was rig released early in the third quarter. All three wells will be fractured in the third quarter. Approximately $9 million was spent on tie-ins and facilities in the second quarter.

Lindbergh Steam Assisted
Gravity Drainage (“SAGD”) Project

Surface and sub-surface engineering and procurement continue for the SAGD pilot through the second quarter. Two coreholes were drilled with additional corehole drilling planned for the fourth quarter 2011. ERCB approval for the Pilot project was received in early July 2011. Drilling of the two SAGD well-pairs and facility construction are expected to begin in the third quarter of 2011 followed by first steam in the first quarter of 2012. Preparation of the Commercial Project EPEA application submission is ongoing and submission is anticipated early in the first quarter of 2012.

Olds/Garrington

In the second quarter of 2011,
Pengrowth’s first multi-stage fractured Elkton liquids rich gas well was brought on production. The average 30 day production rate was 408 boe per day. Break-up conditions and heavy rains in the quarter delayed the pipeline construction and tie-in of the second Elkton multi-stage fractured well which will be on production early in the third quarter. The positive results with the Elkton liquids rich wells have provided additional well locations. Capital expenditures in the second quarter of $10.3 million, was focused on compression and purchasing line pipe to debottleneck pipeline infrastructure and area facilities.

East Bodo
and Cosine

An emerging focus area for Pengrowth includes the East Bodo and Cosine heavy oil properties which straddle the Alberta-Saskatchewan border and produce mainly from the McLaren and Lloydminster formations. These properties produce heavy oil through a combination of water flooding and enhanced oil production through the injection of polymer into the producing formation.

Polymer injection was started in the first quarter of 2011 on a 10 well line drive pilot operation in the Lloydminister formation at East Bodo. This project, which was drilled in 2010, has been under waterflood for approximately one year, and has confirmed the multiwell potential of the area. In the second quarter, execution started on a multi year drilling program that would expand the use of polymer technology Pengrowth has been developing in the area. The 2011 program is a 35 well program plus facility expansions. At the end of the quarter, five 100 percent wells had been drilled successfully, with the remaining 30 wells to be drilled in the third quarter. Polymer injection is anticipated to commence by the end of the first quarter of 2012.

PENGROWTH Second Quarter 2011 Management’s Discussion & Analysis

PRODUCTION

Three months ended

Six months ended

Daily production

June 30, 2011

% of total

Mar 31, 2011

% of total

June 30, 2010

% of total

June 30, 2011

% of total

June 30, 2010

% of total

Light crude oil (bbls)

20,641

29

21,066

29

21,858

29

20,852

29

22,127

29

Heavy oil (bbls)

6,225

9

6,639

9

6,791

9

6,431

9

6,951

9

Natural gas (Mcf)

213,342

50

220,517

50

220,856

49

216,909

50

220,748

49

Natural gas liquids (bbls)

8,535

12

9,176

12

10,058

13

8,854

12

9,702

13

Total boe per day

70,958

73,634

75,517

72,288

75,572

Production volumes in the second quarter of 2011 have been negatively impacted by unscheduled pipeline outages in the Swan Hills gas gathering system and Rainbow pipeline system; extended scheduled maintenance activities at Carson Creek, Quirk Creek and SOEP and extreme weather including forest fires and flooding, resulting in overall impacts in the first quarter of 1,400 boe per day and in the second quarter of 4,000 boe per day on existing production levels.

The extremely wet weather has slowed down our ability to get new wells on production with 18 of the 23 new wells drilled in the Swan Hills area in the second quarter either awaiting completion or completion and tie-in. A recent review of our Judy Creek miscible flood indicates that performance has lagged expectations in the first half of the year with a negative impact on full year production of 500 boe per day and a reduction on exit production of approximately 1,000 boe per day.

Light Crude Oil

Second quarter 2011 light crude oil production decreased approximately two percent from the first quarter of 2011. This decrease is mainly attributable to lower volumes in the North Central Alberta properties due to wildfires, power outages, flooding at Weyburn and planned maintenance shutdown activities at Carson Creek which was partially offset by the resumption of production at the non-operated Swan Hills properties after the gas gathering pipeline came back on line.

A six percent
decrease in light crude oil production in the current quarter and in the first six months of 2011 compared to the same periods in 2010 is due to the previously mentioned wildfires, flooding and maintenance shutdown, miscible flood delays and normal production declines.

Heavy Oil

Heavy oil
production decreased six percent in the second quarter of 2011 compared to the first quarter of 2011 due to wet weather limiting lease access at the non-operated Tangleflags field and planned maintenance shutdowns in Jenner.

Heavy oil volumes decreased by eight and seven percent, respectively for the second quarter and first six months of 2011 compared to the same periods of 2010 as a result of the previously mentioned access issues, normal production declines, planned maintenance activities and well servicing.

Natural Gas

Second quarter natural gas production decreased three percent compared to the first quarter of 2011 due to planned maintenance shutdowns at Quirk
Creek, Carson Creek and at SOEP. Partially offsetting these lower gas volumes were new wells at Groundbirch and Olds/Garrington and the resumption of the Swan Hills gas gathering line after first quarter repairs.

Production volumes for the second quarter and first six months of 2011 were down three and two percent, respectively, from the same periods in 2010, as planned maintenance shutdowns were offset by increased gas production from Groundbirch and other assets acquired from Monterey Exploration.

NGLs

NGL production decreased seven percent in the second quarter of 2011 compared to the first quarter of 2011 due primarily to the Carson Creek maintenance shutdown in May 2011 and no condensate shipment at SOEP. Partially offsetting this were increased volumes at Judy Creek due to higher NGL recoveries with the repair of a gas gathering pipeline and increased ethane deliveries to the Swan
Hills Unit #1 miscible flood.

12

PENGROWTH Second Quarter 2011 Management’s Discussion & Analysis

For the first six months of 2011, NGL production decreased nine percent compared to 2010 and volumes decreased fifteen percent in the second quarter of 2011 versus the same quarter last year. The Carson Creek maintenance shutdown, no condensate shipment at SOEP and reduced NGL miscible flood recoveries were the primary factors for the lower NGL volumes.

COMMODITY PRICE

Average Realized
Prices

Three months ended

Six months ended

(Cdn$)

June 30, 2011

Mar 31, 2011

June 30, 2010

June 30, 2011

June 30, 2010

Light crude oil (per bbl) (1)

99.19

86.07

74.07

92.60

76.20

after realized commodity risk management (1)

92.82

83.21

75.29

87.99

76.84

Heavy oil (per bbl)

74.74

60.02

56.49

67.18

61.29

Natural gas (per Mcf)

3.73

3.92

3.83

3.83

4.55

after realized commodity risk management

4.18

4.35

4.86

4.27

5.24

Natural gas liquids (per bbl)

68.95

71.40

60.70

70.21

58.72

Total per boe (1)

54.91

50.68

45.79

52.77

48.76

after realized commodity risk management (1)

54.41

51.15

49.17

52.76

50.97

Other production income

0.63

0.33

0.28

0.48

0.20

Total oil and gas sales per boe (1)

55.04

51.48

49.45

53.24

51.17

Average Benchmark prices

WTI oil (U.S.$ per bbl)

102.34

94.60

78.05

98.50

78.46

AECO spot gas (Cdn$ per MMbtu)

3.89

3.77

3.90

3.83

4.41

NYMEX gas (U.S.$ per MMbtu)

4.38

4.20

4.35

4.29

4.66

Currency (U.S.$/Cdn$)

1.03

1.01

0.97

1.02

0.97

(1)
Prior periods restated to conform to presentation in the current period.

The WTI benchmark crude oil prices increased eight percent from the first quarter, averaging U.S. $102.34 per bbl compared to an average price of $94.60 per bbl in the first quarter 2011. Year over year, crude prices increased 31 percent from an average price of U.S. $78.05 per bbl in the second quarter 2010. Changing expectations of global economic growth contributed to the stronger benchmark prices. Pengrowth’s average realized price for light crude oil, after risk management activities increased approximately 12 percent from the first quarter 2011 and 23 percent from the second quarter 2010. The increase in realized prices is mainly a result of higher benchmark crude prices partially offset by a higher Canadian dollar.

The U.S. based NYMEX natural gas benchmark averaged U.S. $4.38 per MMbtu in the second quarter 2011, a four percent improvement from the first quarter 2011 average prices of U.S. $4.20 per MMbtu. Unusually colder weather during the quarter contributed to higher demand on natural gas resulting in the increase in prices quarter over quarter. Despite the stronger demand in the quarter, prices on a year over year basis remained unchanged as the continued oversupply of natural gas in the North American markets has contributed to keeping a cap on natural gas prices.

While a moderate improvement in AECO spot prices occurred during the quarter, AECO continued to trade at a substantial discount to the NYMEX benchmark. A stronger
Canadian dollar together with growing U.S. natural gas production, an abundance of natural gas in Canadian storage and reduced Canadian exports to the U.S. contributed to the discount. AECO spot prices increased three percent to $3.89 per MMbtu from
$3.77 pr MMbtu in the first quarter 2011. Year over year, prices remained unchanged at $3.89 per MMbtu.

Pengrowth’s corporate realized natural gas
price after risk management activities was $4.18 per Mcf in the second quarter 2011, four percent decrease from the first quarter 2011 realized price of $4.35 per Mcf and a 14 percent decline from second quarter 2010 realized price of $4.86 per Mcf.
Approximately 10% of Pengrowth’s gas production comes from SOEP which is sold at the Dracut and Transco Zone 6 benchmark prices in the U.S. northeast. These benchmark prices dropped in the second quarter from US$6.54 to US$4.73 and from
US$7.07 to US$4.71 respectively. On year over year basis, realized prices were lower primarily due to a lower hedged gas price in 2011.

PENGROWTH Second Quarter 2011 Management’s Discussion & Analysis

Pengrowth’s total average realized price was $54.41 per boe in the second quarter 2011, a six percent increase from the first quarter 2011 and an 11 percent increase over the second quarter of 2010. Higher benchmark prices for crude oil and liquids in the second quarter contributed to higher average prices for oil, partially offset by a stronger
Canadian dollar.

The Canadian dollar continued to trade higher versus the U.S. dollar in the second quarter, averaging $1.03(U.S.$/Cdn$) compared to
$1.01 (U.S.$/Cdn$) in the first quarter and $0.97 (U.S.$/Cdn$) in the second quarter 2010. A stronger outlook on the Canadian economy coupled with improved pricing for major commodities were the primary contributors to the stronger Canadian dollar.

Commodity Risk Management Gains (Losses)

Three months ended

Six months ended

June 30, 2011

Mar 31, 2011

June 30, 2010

June 30, 2011

June 30, 2010

Realized

Light crude oil ($ millions)

(12.0
)

(5.4
)

2.5

(17.4
)

2.6

Light crude oil ($ per bbl)

(6.37
)

(2.86
)

1.22

(4.61
)

0.64

Natural gas ($ millions)

8.8

8.5

20.8

17.3

27.7

Natural gas ($ per Mcf)

0.45

0.43

1.03

0.44

0.69

Combined ($ millions)

(3.2
)

3.1

23.3

(0.1
)

30.3

Combined ($ per boe)

(0.50
)

0.47

3.38

(0.01
)

2.21

Unrealized

Total unrealized risk management assets (liabilities) at period end ($ millions)

2.7

(70.3
)

51.3

2.7

51.3

  Less: Unrealized risk management (liabilities) assets at beginning of period ($
millions)

(70.3
)

(2.1
)

54.3

(2.1
)

(9.0
)

Unrealized gain (loss) on risk management contracts

73.1

(68.2
)

(3.0
)

4.8

60.4

As part of the risk management strategy, Pengrowth uses forward price swaps to manage exposure to commodity price fluctuations and provide a measure of stability to cash flow.

Commodity prices remained strong through the second quarter of 2011, benchmark oil prices exceeded the average price achieved through our commodity risk management activities, resulting in a realized risk management loss of $12.0 million, an increase from the first quarter loss of $5.4 million. Moderate changes in natural gas spot prices resulted in realized commodity risk management gains for natural gas relatively unchanged at $8.8 million in the second quarter of 2011 compared to $8.5 million the previous quarter.

In the first six months of 2011, stronger benchmark oil prices resulted in a $17.4 million realized crude loss compared to a $2.6 million gain during the same period in 2010. Realized gains from natural gas commodity risk management activities have decreased to $17.3 million for the first six months of 2011 compared to $27.7 million for the same period last year as the 2011 natural gas commodity risk management contracts are not as favourable as those that were in place in 2010.

The change in fair value of the forward contracts between periods affects net income through the unrealized amounts recorded during the period. The fair value of forward contracts is determined by comparing the contracted fixed price to the forward price curve at each period end. There is a $141.3 million improvement between the second quarter unrealized gain of $73.1 million and the first quarter unrealized loss of $68.2 million. This significant change is primarily due to a change in the crude forward price curve. At March 31, 2011, geopolitical events in the Middle East and North
Africa created supply uncertainty in the markets, pushing the crude forward curve up approximately 10 percent. By June 30, 2011, the uncertainty surrounding the geopolitical events was mitigated and the forward curve fell by approximately
10 percent. This rise and subsequent fall resulted in the year to date gain being approximately $4.8 million.

14

PENGROWTH Second Quarter 2011 Management’s Discussion & Analysis

As of June 30, 2011, the following commodity risk management contracts were in place:

Crude Oil:

Reference Point

Volume (bbl/d)

Remaining Term

Price per bbl (2)

WTI (1)

16,000

July 1, 2011 - Dec 31, 2011

$
90.97

WTI (1)

10,000

Jan 1, 2012 - Dec 31, 2012

$
95.12

Natural Gas:

Reference Point

Volume (MMbtu/d)

Remaining Term

Price per MMbtu (2)

AECO

14,217

July 1, 2011 - Oct 31, 2011

$
4.21

AECO

45,021

July 1, 2011 - Dec 31, 2011

$
5.60

Chicago MI (1)

5,000

July 1, 2011 - Dec 31, 2011

$
6.78

AECO

14,217

Jan 1, 2012 - Dec 31, 2012

$
4.45

Power:

Reference Point

Volume (MW)

Remaining Term

Price per MW (2)

AESO

25

July 1, 2011 - Dec 31, 2011

$
46.34

(1)
Associated Cdn $/U.S. $ foreign exchange rate has been fixed.

(2)
All prices are referenced in Canadian dollars.

Based on our 2011
production forecast the above contracts represent approximately 43 percent of estimated total liquids volumes at an average price of $90.97 per bbl and approximately 29 percent of estimated natural gas volumes at $5.38 per MMbtu. The power contracts represent approximately 25 percent of estimated 2011 consumption.

Each $1 per barrel change in future oil prices results in approximately $6.5 million pre-tax change in the value of the crude contracts, while each $0.25 per MMbtu change in future natural gas prices results in approximately $4.4 million pre-tax change in the value of the natural gas contracts. The changes in the fair value of the forward contracts directly affects reported net income through the unrealized amounts recorded in the statement of income during the period. The effect on cash flow will be recognized separately only upon settlement of the contracts, which could vary significantly from the unrealized amount recorded due to timing and prices when each contract is settled. However, if each contract were to settle at the contract price in effect at June 30, 2011, future revenue and cash flow would be $2.7 million higher than that otherwise achievable if the contracts were not in place based on the estimated fair value of the risk management asset at period end. The $2.7 million asset is composed of a net asset of $7.8 million relating to contracts expiring within one year and a net liability of $5.1 million relating to contracts expiring beyond one year. Pengrowth fixes the Canadian dollar exchange rate at the same time it swaps U.S. dollar denominated commodity in order to protect against changes in the foreign exchange rate.

Each $1 per MW change in future power prices would result in approximately $0.1 million pre-tax change in the fair value of the risk management contracts.

Pengrowth has not designated any outstanding commodity contracts as hedges for accounting purposes and therefore records these contracts on the balance sheet at their fair value and recognizes changes in fair value in the income statement as unrealized commodity risk management gains or losses. There will continue to be volatility in earnings to the extent that the fair value of commodity contracts fluctuate, however these non-cash amounts do not impact Pengrowth’s operating cash flow. Realized commodity risk management gains or losses are recorded in oil and gas sales on the income statement and impacts cash flow at that time.

In accordance with policies approved by its Board of Directors, Pengrowth may sell forward its production by product volume or power consumption as follows:

Percent of Monthly Company Interest Production

Forward Period

Up to 65%

1 - 12 Months

Up to 45%

13 - 24 Months

Up to 30%

25 - 36 Months

Each commodity risk management transaction for natural gas or crude oil shall not exceed 20,000 MMbtu per day and 2,500 bbls per day respectively. Each power consumption risk management transaction shall not exceed 25 MW.

PENGROWTH Second Quarter 2011 Management’s Discussion & Analysis

OIL AND GAS SALES

Contribution Analysis

The following table shows the contribution of each product to the overall sales revenue inclusive of realized commodity risk management activity.

Three months ended

Six months ended

($ millions except percentages) Sales Revenue

June 30, 2011

% of total

Mar 31, 2011

% of total

June 30, 2010

% of total

June 30, 2011

% of total

June 30, 2010

% of total

Light crude oil (1)

174.3

49

157.8

46

149.7

44

332.1

48

307.7

44

Natural gas

81.1

23

86.4

25

97.7

29

167.5

24

209.3

30

Natural gas liquids

53.6

15

59.0

17

55.6

16

112.5

16

103.2

15

Heavy oil

42.3

12

35.9

11

34.9

10

78.2

11

77.1

11

Brokered sales/sulphur

4.1

1

2.1

1

1.9

1

6.3

1

2.7

–

Total oil and gas sales (1)

355.4

341.2

339.8

696.6

700.0

(1)
Prior period restated to conform to presentation in the current period.

Price and Volume Analysis

The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales including the impact of realized commodity risk management activity, for the second quarter of 2011 compared to the second quarter of 2010. The increased commodity prices realized during the second quarter of 2011 have more than offset the impact of lower production volumes and reduced gains from commodity risk management activities.

($ millions)

Light oil (1)

Natural gas

NGLs

Heavy oil

Other (2)

Total (1)

Quarter ended June 30, 2010

149.7

97.7

55.6

34.9

1.9

339.8

Effect of change in product prices

47.2

(2.0
)

6.4

10.3

–

61.9

Effect of change in sales volumes

(8.2
)

(2.6
)

(8.4
)

(2.9
)

–

(22.1
)

Effect of change in realized commodity risk management activities

(14.5
)

(12.0
)

–

–

–

(26.5
)

Other

0.1

–

–

–

2.2

2.3

Quarter ended June 30, 2011

174.3

81.1

53.6

42.3

4.1

355.4

(1)
  Prior period restated to conform to presentation in the current period.

(2)
Primarily sulphur sales

The following table
illustrates the effect of changes in prices and volumes on the components of oil and gas sales including the impact of realized commodity risk management activity, for the first six months of 2011 compared to the same period of 2010. The increased commodity prices realized during the first six months of 2011 have muted the impact of lower production volumes and reduced gains from commodity risk management activities.

($ millions)

Light oil (1)

Natural gas

NGLs

Heavy oil

Other (2)

Total (1)

Six month period ended June 30, 2010

307.7

209.3

103.2

77.1

2.7

700.0

Effect of change in product prices

61.9

(28.3
)

18.4

6.9

–

58.9

Effect of change in sales volumes

(17.6
)

(3.2
)

(9.0
)

(5.8
)

–

(35.6
)

Effect of change in realized commodity risk management activities

(20.0
)

(10.4
)

–

–

–

(30.4
)

Other

0.1

0.1

(0.1
)

–

3.6

3.7

Six month period ended June 30, 2011

332.1

167.5

112.5

78.2

6.3

696.6

(1)
  Prior period restated to conform to presentation in the current period.

(2)
Primarily sulphur sales

16

PENGROWTH Second Quarter 2011 Management’s Discussion & Analysis

ROYALTY EXPENSE

Three months ended

Six months ended

($ millions except per boe amounts)

June 30, 2011

Mar 31, 2011

June 30, 2010

June 30, 2011

June 30, 2010

Royalty expense

72.2

60.4

58.6

132.6

136.5

$ per boe

11.18

9.11

8.53

10.13

9.98

Royalties as a percent of sales (1)

20.3%

17.7%

17.2%

19.0%

19.5%

Royalties as a percent of sales excluding realized risk management contracts (1)

20.1%

17.9%

18.5%

19.0%

20.4%

(1)
  Prior period restated to conform to presentation in the current period.

Royalties include Crown, freehold, overriding royalties and mineral taxes. Royalty payments are based on revenue before commodity risk management activities; however gains or losses from realized commodity risk management activities are reported as part of revenue and therefore affect royalty rates as a percentage of sales. Second quarter royalty rates increased three percent compared to the first quarter of 2011 as favorable adjustments received in the first quarter for EOR injection at Judy Creek were not repeated. Increased royalties at Tangleflags and unfavorable gas cost allowance adjustments contributed to the higher expenses in the second quarter of 2011 compared to the first quarter of 2011 and second quarter of 2010.

Royalty expense for 2011 is forecasted
to be approximately 20 percent of Pengrowth’s sales excluding the impact of risk management contracts.

OPERATING EXPENSES

Three months ended

Six months ended

($ millions except per boe amounts)

June 30, 2011

Mar 31, 2011

June 30, 2010

June 30, 2011

June 30, 2010

Operating expenses

95.1

94.8

86.2

189.9

178.1

$ per boe

14.73

14.31

12.55

14.51

13.02

Operating expenses in the second quarter of 2011 were essentially unchanged from the first quarter of 2011 and were three percent higher on a per boe basis. The anticipated additional expenses incurred in the second quarter related to maintenance shutdown activity (approximately $6.4 million) were partially offset by lower power costs (approximately $6.0 million). Second quarter increases on a per boe basis reflects the reduced production in the quarter due to unscheduled pipeline outages, wildfires, wet weather and maintenance shutdowns.

For the second quarter and first six months of 2011 compared to the same periods of 2010 operating expenses increased ten percent and seven percent respectively. Increased expenses in these two periods are primarily attributable to maintenance shutdown activities at Carson Creek, Quirk Creek and SOEP, increased subsurface maintenance, and road maintenance attributable to extreme wet weather conditions.

The 2011 operating expense forecast remains at $370 million, however on a boe basis will increase to $13.90 per boe as a result of the revision to the production guidance.

PROCESSING AND OTHER INCOME

Three months ended

Six months ended

($ millions except per boe amounts)

June 30, 2011

Mar 31, 2011

June 30, 2010

June 30, 2011

  June 30,
2010

Processing & other income

5.1

3.0

3.2

8.1

10.4

$ per boe

0.79

0.46

0.47

0.62

0.76

Processing and other income is derived from sales of third party casinghead gas, fees charged for processing and gathering third party gas, road use, and oil and water processing. Other income increased in the second quarter of 2011 due to higher casinghead sales being recorded as a result of the Swan Hills gas gathering line being back on use after the first quarter unscheduled pipeline outage. For the first six months of 2011, other income remained lower due to reduced casinghead sales compared to the same period of 2010 as a result of the Swan Hills unscheduled pipeline outage in the first quarter of 2011.

This income primarily represents the partial recovery of operating expenses reported separately.

PENGROWTH Second Quarter 2011 Management’s Discussion & Analysis

NET OPERATING EXPENSES

Three months ended

Six months ended

($ millions except per boe amounts)

June 30, 2011

Mar 31, 2011

June 30, 2010

June 30, 2011

June 30, 2010

Net operating expenses

90.0

91.8

83.0

181.8

167.7

$ per boe

13.94

13.85

12.08

13.89

12.26

Included in the table above are operating expenses net of processing and other income.

TRANSPORTATION COSTS

Three months ended

Six months ended

($ millions except per bbl and Mcf amounts)

June 30, 2011

Mar 31, 2011

June 30, 2010

June 30, 2011

June 30, 2010

Light oil transportation (1)

4.4

4.0

4.8

8.4

8.3

$ per bbl

2.32

2.14

2.46

2.23

2.08

Natural gas transportation

1.7

1.8

2.7

3.5

4.6

$ per Mcf

0.09

0.09

0.13

0.09

0.11

(1)
  Prior period restated to conform to presentation in the current period.

Light oil transportation increased approximately ten percent from the first quarter of 2011 primarily due to increased trucking of clean product in the Red Earth area as a result of the Rainbow Pipeline break and subsequent shutdown in Northern Alberta.

Pengrowth incurs
transportation costs for its natural gas production once the product enters a pipeline at a title transfer point. Pengrowth has the option to sell some of its natural gas directly to markets outside of Alberta by incurring additional transportation costs. Pengrowth sells most of its natural gas without incurring significant additional transportation costs. Pengrowth also incurs transportation costs on its oil production that includes clean oil trucking charges and pipeline costs up to the custody transfer point. Pengrowth has elected to sell approximately 75 percent of its crude oil at market points beyond the wellhead incurring transportation costs to the first major trading point. The transportation cost is dependent upon third party rates and distance the product travels on the pipeline prior to changing ownership or custody.

OPERATING NETBACKS

There is no standardized measure of operating netbacks and therefore operating netbacks, as presented below, may not be comparable to similar measures presented by other companies. Pengrowth’s operating netbacks have been calculated by taking GAAP balances directly from the income statement and dividing by production. Certain assumptions have been made in allocating operating expenses, processing and other income and royalty injection credits between light crude, heavy oil, natural gas and NGL production.

Pengrowth recorded an average
operating netback of $28.97 per boe in the second quarter of 2011 compared to $27.64 per boe in the first quarter of 2011 and $27.75 per boe for the second quarter of 2010. The increase in the netback in the second quarter of 2011 compared to the first quarter of 2011 is primarily due to higher commodity prices and processing and other income. Operating netback for the first half of 2011 is higher than the same period of 2010 as a result of higher average commodity prices partially offset by higher operating and royalty expenses.

18

PENGROWTH Second Quarter 2011 Management’s Discussion & Analysis

The sales price used in the calculation of operating netbacks is after realized commodity risk management gains or losses.

Three months ended

Six months ended

Combined Netbacks ($ per boe)

June 30, 2011

Mar 31, 2011

June 30, 2010

June 30, 2011

June 30, 2010

Oil & gas sales (1)

55.04

51.48

49.45

53.24

51.17

Processing and other income

0.79

0.46

0.47

0.62

0.76

Royalties

(11.18
)

(9.11
)

(8.53
)

(10.13
)

(9.98
)

Operating expenses

(14.73
)

(14.31
)

(12.55
)

(14.51
)

(13.02
)

Transportation costs (1)

(0.95
)

(0.88
)

(1.09
)

(0.91
)

(0.94
)

Operating netback(1)

28.97

27.64

27.75

28.31

27.99

Three months ended

Six months ended

Light Crude Netbacks ($ per bbl)

June 30, 2011

Mar 31, 2011

June 30 2010

June 30, 2011

June 30, 2010

Sales price (after commodity risk management) (1)

92.82

83.21

75.29

87.99

76.84

Other production income

0.81

0.59

0.46

0.70

0.40

Oil & gas sales

93.63

83.80

75.75

88.69

77.24

Processing and other income

0.66

0.32

0.37

0.49

0.48

Royalties

(21.83
)

(17.82
)

(18.81
)

(19.81
)

(18.41
)

Operating expenses

(16.29
)

(16.61
)

(16.01
)

(16.45
)

(16.32
)

Transportation costs (1)

(2.32
)

(2.14
)

(2.46
)

(2.23
)

(2.08
)

Operating netback(1)

53.85

47.55

38.84

50.69

40.91

Three months ended

Six months ended

Heavy Oil Netbacks ($ per bbl)

June 30, 2011

Mar 31, 2011

June 30 2010

June 30, 2011

June 30, 2010

Oil & gas sales

74.74

60.02

56.49

67.18

61.29

Processing and other income

0.13

0.18

(2.78
)

0.16

(0.52
)

Royalties(2)

(18.54
)

(9.07
)

(13.31
)

(13.68
)

(13.06
)

Operating expenses

(15.83
)

(12.91
)

(12.94
)

(14.33
)

(14.89
)

Operating netback

40.50

38.22

27.46

39.33

32.82

Three months ended

Six months ended

Natural Gas Netbacks ($ per Mcf)

June 30, 2011

Mar 31, 2011

June 30 2010

June 30, 2011

June 30, 2010

Sales price (after commodity risk management)

4.18

4.35

4.86

4.27

5.24

Other production income

0.13

0.05

0.05

0.09

0.03

Oil & gas sales

4.31

4.40

4.91

4.36

5.27

Processing and other income

0.19

0.12

0.21

0.15

0.23

Royalties (3)

(0.35
)

(0.41
)

(0.07
)

(0.38
)

(0.47
)

Operating expenses

(2.21
)

(2.21
)

(1.84
)

(2.21
)

(1.85
)

Transportation costs

(0.09
)

(0.09
)

(0.13
)

(0.09
)

(0.11
)

Operating netback

1.85

1.81

3.08

1.83

3.07

PENGROWTH Second Quarter 2011 Management’s Discussion & Analysis

Three months ended

Six months ended

NGLs Netbacks ($ per bbl)

June 30, 2011

Mar 31, 2011

June 30 2010

June 30, 2011

June 30, 2010

Oil & gas sales

68.95

71.40

60.70

70.21

58.72

Royalties

(17.95
)

(15.87
)

(12.57
)

(16.88
)

(15.72
)

Operating expenses (4)

(15.90
)

(13.43
)

(10.17
)

(14.63
)

(11.49
)

Operating netback

35.10

42.10

37.96

38.70

31.51

(1)
  Prior period restated to conform to presentation in the current period.

(2)
  Heavy oil royalties impacted by unfavorable EOR adjustments at the Tangleflags property in second quarter 2011.

(3)
  Natural gas royalties in the second quarter of 2010 include favorable adjustments for deep drilling credits new wells at Carson Creek and favorable gas cost allowance revisions.

(4)
  Second quarter 2011 does not include a condensate shipment, reducing sales volumes and therefore increasing operating costs per boe.

GENERAL AND ADMINISTRATIVE EXPENSES

Three months ended

Six months ended

($ millions except per boe amounts)

June 30, 2011

Mar 31, 2011

June 30, 2010

June 30, 2011

June 30, 2010

Cash G&A expense

15.8

17.7

12.0

33.5

23.6

$ per boe

2.45

2.67

1.74

2.56

1.73

Non-cash G&A expense

3.5

3.1

2.6

6.6

5.2

$ per boe

0.54

0.47

0.39

0.50

0.38

Total G&A

19.3

20.8

14.6

40.1

28.8

$ per boe

2.99

3.14

2.13

3.07

2.11

Second quarter cash G&A expenses are lower than the first quarter as a result of non-recurring items associated with the corporate conversion and true up of the 2010 performance bonus which more than offset additional costs related to severance paid out during the second quarter. Cash G&A for the second quarter and first six months of 2011 include certain costs relating to IT, office facilities and operations support previously charged to Operating expenses effective January 1, 2011. The impact of this change for the second quarter and first six months of 2011 is approximately $2.7 million and approximately $7.7 million respectively. In addition, severance costs incurred in the second quarter of 2011 and the non-recurring costs from the first quarter of 2011 contribute to the higher G&A expenses in the first six months of 2011 compared to the same period of 2010.

The non-cash component of G&A represents the compensation expense associated with Pengrowth’s Long Term
Incentive Plans (LTIP) see Note 11 to the financial statements. The compensation costs associated with these plans are expensed over the applicable vesting period.

G&A expense guidance is increasing from $2.64 per boe to $3.00 per boe reflecting increased costs associated with staff and staff turnover in an increasing competitive oil and gas labour market, as well as lower production volume guidance.

DEPLETION, DEPRECIATION, AMORTIZATION AND ACCRETION

Three months ended

Six months ended

($ millions except per boe amounts)

June 30, 2011

Mar 31, 2011

June 30, 2010

June 30, 2011

June 30, 2010

Depletion, depreciation and amortization

103.2

104.4

108.5

207.6

216.5

$ per boe

15.98

15.75

15.79

15.86

15.83

Accretion

3.8

3.9

4.5

7.7

8.9

$ per boe

0.59

0.59

0.65

0.59

0.65

Depletion and depreciation of property, plant and equipment is calculated using the unit of production method based on proved plus probable reserves. Depletion expense has remained relatively stable comparing the second quarter of 2011 to the first quarter of 2011 and the comparable period of 2010.

Accretion is a charge to earnings that increases the Asset Retirement Obligations (ARO) liability for the passage of time (unwinding of the discount). Accretion is charged to net income over the lifetime of the producing oil and gas assets.

20

PENGROWTH Second Quarter 2011 Management’s Discussion & Analysis

INTEREST AND FINANCING CHARGES

Three months ended

Six months ended

($ millions)

June 30, 2011

Mar 31, 2011

June 30, 2010

June 30, 2011

June 30, 2010

Interest and Financing charges

18.8

16.7

15.6

35.5

33.8

At June 30, 2011, Pengrowth had $1,113.4 million in long term debt; $29.1 million in short term debt and $6.4 million in bank indebtedness outstanding. The majority of long term debt consists of U.S. denominated fixed rate bonds at a weighted average interest rate of 6.2 percent. The remaining long term debt is drawn from Pengrowth’s syndicated bank facility and subject to prevailing market rates. At June 30, 2011 Pengrowth’s floating rate cost of funds was approximately three percent.

The increase in
interest expense in the second quarter of 2011 is a combination of increased debt outstanding due to Pengrowth’s higher capital investment and borrowing costs in 2011. The fees charged under the syndicated credit facility increased upon renewal in the fourth quarter of 2010 when rates were reset to market.

TAXES

Deferred Income Taxes

Deferred income tax is a non-cash item relating to temporary differences between the accounting and tax basis of Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows. Pengrowth recorded a future tax expense of $31.2 million and $20.0 million for the three and six month periods ending June 30, 2011, respectively. Comparatively, for the same periods ending June 30, 2010, future tax expenses of $0.9 million and $10.6 million were recorded, respectively. See Note 9 to the financial statements for additional information.

Foreign Currency Gains & Losses

Three months ended

Six months ended

($ millions)

June 30, 2011

Mar 31, 2011

June 30, 2010

June 30, 2011

June 30, 2010

  Unrealized foreign exchange gain (loss) on translation of U.S. dollar denominated debt

4.6

22.6

(42.9
)

27.1

(12.4
)

  Unrealized foreign exchange gain (loss) on translation of U.K. pound sterling denominated debt

0.4

(0.3
)

(2.5
)

0.2

5.4

5.0

22.3

(45.4
)

27.3

(7.0
)

  Unrealized (loss) gain on foreign exchange risk management contract on U.K. pound sterling denominated debt

(0.4
)

1.2

3.2

0.8

(3.4
)

Total Unrealized foreign exchange gain (loss)

4.6

23.5

(42.2
)

28.1

(10.4
)

Realized foreign exchange (loss) gain

(0.2
)

(0.1
)

(2.5
)

(0.3
)

(2.5
)

The total unrealized foreign exchange gain in the second quarter was $4.6 million compared to an unrealized foreign exchange gain of $23.5 million and unrealized foreign exchange loss of $42.2 million in the first quarter of 2011 and second quarter of 2010 respectively. The primary source of Pengrowth’s unrealized foreign exchange gains and losses is attributed to the translation of the foreign denominated long term debt. The gains or losses are calculated by comparing the translated Canadian dollar balance of foreign denominated long term debt from one quarter end to another. The unrealized foreign exchange gain this quarter was mainly the result of an increase in the closing exchange rate of the Canadian dollar to U.S. dollar since December 31, 2010.

As
some realized commodity prices are derived from U.S. denominated benchmarks, a weaker U.S. dollar negatively impacts oil and gas revenues. To mitigate this, Pengrowth elects to hold a portion of its long term debt in U.S. dollars as a natural hedge.
Therefore, a decline in revenues as a result of foreign exchange fluctuations will be partially offset by a reduction in U.S. dollar interest expense.

ASSET RETIREMENT OBLIGATIONS

The total future ARO is based on management’s estimate of costs to remediate, reclaim and abandon wells and facilities having regard for Pengrowth’s working interest and the estimated timing of the costs to be incurred in future periods. Pengrowth has developed an internal process to calculate these estimates which considers applicable regulations, actual and anticipated costs, type and size of well or facility and the geographic location.

PENGROWTH Second Quarter 2011 Management’s Discussion & Analysis

For the six months ended June 30, 2011, Pengrowth’s ARO liability decreased $3.3 million due to $12.0 million in expenditures on remediation offset by $8.7 million in net ARO additions. Pengrowth has estimated the net present value of its total ARO to be $444.0 million as at June 30, 2011 (December 31, 2010—$447 million), based on a total escalated future liability of $1.8 billion (December 31, 2010 – $1.8 billion). These costs are expected to be incurred over 66 years with the majority of the costs incurred between 2041 and 2076. A risk free rate of three and one half percent was used to calculate the net present value of the ARO and an inflation rate of one and one half percent.

Pengrowth takes a proactive
approach to managing its well abandonment and site restoration obligations. There is an on-going program to abandon wells and reclaim well and facility sites. Through June 30, 2011, Pengrowth spent $12.0 million on abandonment and reclamation
(June 30, 2010—$8.4 million). Pengrowth expects to spend approximately $19 million in 2011 on reclamation and abandonment, excluding contributions to remediation trust funds and orphan well levies from the Alberta Energy Resources Conservation
Board.

WORKING CAPITAL

The working
capital deficiency increased at June 30, 2011 by $7.6 million compared to December 31, 2010.

FINANCIAL RESOURCES AND
LIQUIDITY

As at:

June 30 2011

Dec 31 2010

June 30
2010(2)

  ($ thousands)
Term credit facilities

$
155,000

$
39,000

$
—

Senior unsecured notes(1)

958,384

985,367

1,050,142

Total outstanding debt

1,113,384

1,024,367

1,050,142

Working capital deficiency (excess)

116,815

109,237

(12,648
)

Total debt

$
1,230,199

$
1,133,604

$
1,037,494

Twelve months trailing:

June 30 2011

Dec 31 2010

June 30 2010

Net income

86,584

$
149,836

$
231,501

Add:

Interest and financing charges

72,153

$
70,464

$
71,462

Deferred tax expense (reduction)

180,722

$
171,321

$
(91,418
)

Depletion, depreciation, amortization and accretion

439,933

$
450,125

$
585,118

Other non-cash expenses (income)

(121,705
)

$
(149,049
)

$
(85,134
)

EBITDA

657,687

$
692,697

$
711,529

Total debt to EBITDA

1.9

1.6

1.5

Total Capitalization(3)

$
4,283,755

$
4,206,712

$
3,842,220

Total debt as a percentage of total capitalization

28.7%

26.9%

27.0%

(1)
Non-current portion of long term debt.

(2)
Pengrowth’s IFRS transition date was January 1, 2010, 2009 comparative information has not been restated.

(3)
  Total capitalization includes total outstanding debt plus Shareholders’ Equity. (Total outstanding debt excludes working capital deficit (excess) but includes current portion of long term debt.)

The increase in total debt outstanding at quarter end is a consequence of a larger 2011 capital expenditures as the majority of the incremental investment is funded by drawings against the syndicated credit facility. The strength of the Canadian dollar mitigated the impact of escalated capital spending by continuing to drive down the
Canadian equivalent of the US denominated senior unsecured notes. Together this produced a trailing 12 month Total Debt to EBITDA ratio at June 30, 2011 of 1.9x. Although this is up marginally from prior periods it is still within corporate targets.

Term Credit Facilities

At
June 30, 2011, Pengrowth’s revolving credit facility was utilized by $155.0 million in borrowings ($0 million – June 30, 2010) and $18.1 million in outstanding letters of credit ($23.1 million —June 30, 2010). The credit facility includes a committed value of $1.0 billion and a $250 million expansion feature providing Pengrowth with up to $1.25 billion of credit capacity from a syndicate of seven Canadian and three foreign banks. The revolving credit facility matures on October 29, 2013 and can be extended at Pengrowth’s discretion anytime prior to maturity subject to syndicate approval. .

22

PENGROWTH Second Quarter 2011 Management’s Discussion & Analysis

Pengrowth also maintains a $50 million demand operating facility with one Canadian bank. This facility was utilized by borrowings of $29.1 million and $5.7 million in outstanding letters of credit. This facility appears on the balance sheet as a current liability in Bank indebtedness.

Together these two facilities provide Pengrowth with up to $1.1 billion of available credit at June 30, 2011.

Financial Covenants

Pengrowth’s senior unsecured notes
and credit facilities are subject to a number of covenants, all of which were met throughout the twelve months period ended June 30, 2011. All loan agreements can be found on SEDAR (www.sedar.com) filed under “Other” or
“Material Document”.

The calculation for each financial covenant is based on specific definitions, is not in accordance with GAAP and cannot be readily replicated by referring to Pengrowth’s financial statements. The financial covenants are substantially similar between the credit facilities and the senior unsecured notes.

Key financial covenants are summarized below:

1.
Total senior debt must not exceed 3.0 times EBITDA for the last four fiscal quarters;

2.
Total debt must not exceed 3.5 times EBITDA for the last four fiscal quarters;

3.
Total senior debt must be less than 50 percent of total book capitalization; and

4.
EBITDA must not be less than four times interest expense.

There
may be instances, such as financing an acquisition, where it would be acceptable for total debt to trailing EBITDA to be temporarily offside. In the event of a significant acquisition, certain credit facility financial covenants are relaxed for two fiscal quarters after the close of the acquisition. Pengrowth may prepare pro forma financial statements for debt covenant purposes and has additional flexibility under its debt covenants for a set period of time. This would be a strategic decision recommended by management and approved by the Board of Directors with steps taken in the subsequent period to restore Pengrowth’s capital structure based on its capital management objectives.

Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan will, absent a cure, result in other loans also being in default. In the event that non compliance continued, Pengrowth would have to repay, refinance or re-negotiate the terms and conditions of the debt and may have to suspend dividends to shareholders.

If certain financial ratios reach or exceed certain levels, management may consider steps to improve these ratios. These steps may include, but are not limited to, raising equity, property dispositions, reducing capital expenditures or dividends. Details of these measures are included in Note 19 to the December 31, 2010, audited financial statements.

Dividend Reinvestment Plan

Pengrowth’s Dividend
Reinvestment Plan (“DRIP”) entitles shareholders to reinvest cash dividends in additional shares of the Corporation. Under the revised DRIP, the shares are issued from treasury at a five percent discount to the weighted average closing price of all shares traded on the TSX for the five trading days preceding a dividend payment date.

For the six months ended June 30, 2011, 1.9 million shares were issued for cash proceeds of $22.4 million under the reinvestment plan compared to
0.9 million trust units for cash proceeds of $9.0 million at June 30, 2010.

Pengrowth does not have any off balance sheet financing
arrangements.

FINANCIAL INSTRUMENTS

Financial instruments are utilized by Pengrowth to manage its exposure to commodity price fluctuations, foreign currency and interest rate exposures.
Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes. Please see Note 2 to the financial statements for a description of the accounting policies for financial instruments and Note 14 to the financial statements for additional information regarding market risk, credit risk, liquidity risk and fair value of Pengrowth’s financial instruments.

PENGROWTH Second Quarter 2011 Management’s Discussion & Analysis

FUNDS FLOW FROM OPERATIONS AND DISTRIBUTIONS/DIVIDENDS

The following table provides funds flow from operations, net income and dividends declared with the excess (shortfall) over dividends and payout ratio:

Three months ended

Six months ended

($ thousands, except per share amounts)

June 30, 2011

Mar 31, 2011

June 30, 2010

June 30, 2011

June 30, 2010

Funds flow from operations

151,720

146,825

175,549

298,545

337,007

Net income

88,536

5,427

18,177

93,963

157,214

Dividends declared

68,859

68,602

61,175

137,461

122,212

Dividends declared per share

0.21

0.21

0.21

0.42

0.42

Excess of funds flow from operations less dividends declared

82,861

78,223

114,374

161,084

214,795

Per Share

0.25

0.24

0.39

0.49

0.74

Surplus (Shortfall) of net income (loss) less dividends declared

19,677

(63,175
)

(42,998
)

(43,498
)

35,002

Per Share

0.06

(0.19
)

(0.15
)

(0.13
)

0.12

Payout Ratio

45
%

47
%

35
%

46
%

36%

As a result of the depleting nature of Pengrowth’s oil and gas assets, capital expenditures are required to offset production declines while other capital is required to maintain facilities, acquire prospective lands and prepare future projects. Capital spending and acquisitions may be funded by the excess of funds flow from operations less dividends declared, through additional debt or the issuance of equity. Pengrowth does not deduct capital expenditures when calculating funds flow from operations.

Funds flow from operations is derived from producing and selling oil, natural gas and related products. As such, funds flow from operations is highly dependent on commodity prices. Pengrowth enters into forward commodity contracts to mitigate price volatility and to provide a measure of stability to monthly cash flow. Details of commodity contracts are contained in Note 14 to the financial statements.

DIVIDENDS

The board of directors and
management regularly review the level of dividends. The board considers a number of factors, including expectations of future commodity prices, capital expenditure requirements, and the availability of debt and equity capital. As a result of the volatility in commodity prices, changes in production levels and capital expenditure requirements, there can be no certainty that Pengrowth will be able to maintain current levels of dividends and dividends can and may fluctuate in the future.
Pengrowth has no restrictions on the payment of its dividends other than maintaining its financial covenants in its borrowings.

Cash dividends are generally paid to shareholders on or about the 15th day of the month. Pengrowth paid $0.07 per share each of the months January through June 2011, an aggregate of $0.42 per share as cash dividends in both the first and second quarters of 2011.

24

PENGROWTH Second Quarter 2011 Management’s Discussion & Analysis

SUMMARY OF QUARTERLY RESULTS

The following table is a summary of quarterly information for 2011, 2010 and 2009.

2011

Q1

Q2

Oil and gas sales ($000’s)

341,159

355,438

Net income ($000’s)

5,427

88,536

Net income per share ($)

0.02

0.27

Net income per share - diluted ($)

0.02

0.27

Funds flow from operations ($000’s)

146,825

151,720

Dividends declared ($000’s)

68,602

68,859

Dividends declared per share ($)

0.21

0.21

Daily production (boe)

73,634

70,958

Total production (Mboe)

6,627

6,457

Average realized price ($ per boe)

51.15

54.41

Operating netback ($ per boe)

27.64

28.97

2010

Q1

Q2

Q3

Q4

Oil and gas sales ($000’s) (1)

360,174

339,827

319,669

342,983

Net income (loss) ($000’s)

139,037

18,177

144,579

(151,957
)

Net income (loss) per share ($)

0.48

0.06

0.49

(0.47
)

Net income (loss) per share - diluted ($)

0.48

0.06

0.48

(0.47
)

Funds flow from operations ($000’s)

161,458

175,549

149,298

139,941

Distributions declared ($000’s)

61,037

61,175

65,254

45,118

(2)

Distributions declared per unit ($)

0.21

0.21

0.21

0.14
(2)

Daily production (boe)

75,627

75,517

72,704

74,953

Total production (Mboe)

6,806

6,872

6,689

6,896

Average realized price ($ per boe)(1)

52.79

49.17

47.39

49.34

Operating netback ($ per boe)(1)

28.24

27.75

26.58

25.02

2009— Previous
GAAP(3)

Q1

Q2

Q3

Q4

Oil and gas sales ($000’s)

322,973

335,634

325,264

359,296

Net income (loss) ($000’s)

(54,232
)

10,272

78,290

50,523

Net income (loss) per share ($)

(0.21
)

0.04

0.30

0.18

Net income (loss) per share - diluted ($)

(0.21
)

0.04

0.30

0.18

Funds flow from operations ($000’s) (4)

138,751

165,604

150,190

160,767

Distributions declared ($000’s)

77,212

77,526

72,235

60,880

Distributions declared per unit ($)

0.30

0.30

0.27

0.21

Daily production (boe)

80,284

82,171

78,135

77,529

Total production (Mboe)

7,226

7,478

7,188

7,133

Average realized price ($ per boe)

44.57

44.74

45.22

50.35

Operating netback ($ per boe)

26.63

24.71

26.28

23.87

(1)
Prior period restated to conform to presentation in the current period.

(2)
Reflects one month less of distribution declared as a result of the corporate conversion.

(3)
Pengrowth’s IFRS transition date was January 1, 2010, 2009 comparative information has not been restated.

(4)
Funds flow from operations is an non-GAAP measure under previous GAAP.

PENGROWTH Second Quarter 2011 Management’s Discussion & Analysis

In addition to natural decline, production changes over these quarters was a result of non-core property dispositions in the fourth quarter of 2009 and production limitations due to first quarter 2011 unscheduled pipeline outage, second quarter 2011 scheduled maintenance shutdowns and restrictions due to flooding and forest fires, unscheduled maintenance in the third quarter of 2010 and the second and third quarters of 2009, partly offset by the Monterey acquisition in the third quarter of 2010. Changes in commodity prices have affected oil and gas sales, which have been partially muted by risk management activity to mitigate price volatility and to provide a measure of stability to monthly cash flow. Quarterly net income (loss) has also been impacted by non-cash charges, in particular depletion, depreciation and amortization, accretion of ARO, unrealized mark-to-market gains and losses, unrealized foreign exchange gains and losses, and future taxes. Cash flow was also impacted by changes in royalty expense, operating and general and administrative costs.

BUSINESS RISKS

The amount of dividends available
to shareholders and the value of Pengrowth common shares are subject to numerous risk factors. As the common shares allow investors to participate in the net cash flow from Pengrowth’s portfolio of producing oil and natural gas properties, the principal risk factors that are associated with the oil and gas business include, but are not limited to, the following influences:

Risks associated with Commodity Prices

•

The prices of Pengrowth’s products (crude oil, natural gas, and NGLs) fluctuate due to many factors including local and global market supply and demand, weather patterns, pipeline transportation and political and economic stability.

•

Production could be shut-in at specific wells or fields in low commodity prices.

•

Substantial and sustained reductions in commodity prices or equity markets, including Pengrowth’s share price, in some circumstances could result in
Pengrowth recording an impairment loss as well as affecting the ability to pay dividends, spend capital and meet obligations.

Risks associated with Liquidity

•

Capital markets may restrict Pengrowth’s access to capital and raise its borrowing costs. To the extent that external sources of capital become limited or cost prohibitive, Pengrowth’s ability to fund future development and acquisition opportunities may be impaired.

•

Pengrowth is exposed to third party credit risk through its oil and gas sales, financial hedging transactions and joint venture activities. The failure of any of these counterparties to meet their contractual obligations could adversely impact Pengrowth. In response, Pengrowth has established a credit policy designed to mitigate this risk and monitors its counterparties on a regular basis.

•

Changing interest rates influence borrowing costs and the availability of capital.

•

Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan will result in other loans also being in default. In the event that non compliance continued, Pengrowth would have to repay the debt, refinance the debt or negotiate new terms with the debt holders and may have to suspend dividends to shareholders.

•

Pengrowth’s indebtedness may limit the amount of dividends that we are able to pay our shareholders, and if we default on our debts, the net proceeds of any foreclosure sale would be allocated to the repayment of our lenders, note holders and other creditors and only the remainder, if any, would be available for dividend to our shareholders.

•

Uncertainty in international financial markets concerning sovereign debt and debt ratings could lead to constrained capital markets, increased cost of capital and negative impact on economic activity and commodity prices.

Risks associated with Legislation and Regulatory
Changes

•

Government royalties, income taxes, commodity taxes and other taxes, levies and fees have a significant economic impact on Pengrowth’s financial results.
Changes to federal and provincial legislation governing such royalties, taxes and fees could have a material impact on Pengrowth’s financial results and the value of Pengrowth’s common shares.

•

Environmental laws and regulatory initiatives impact Pengrowth financially and operationally. We may incur substantial capital and operating expenses to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety. In particular, we may be required to incur significant costs to comply with future regulations to reduce greenhouse gas and other emissions.

•

Changes to accounting policies may result in significant adjustments to our financial results, which could negatively impact our business, including increasing the risk of failing a financial covenant contained within our credit facility.

26

PENGROWTH Second Quarter 2011 Management’s Discussion & Analysis

Risks associated with Operations

•

The marketability of our production depends in part upon the availability, proximity and capacity of gathering systems, pipelines and processing facilities.
Operational or economic factors may result in the inability to deliver our products to market.

•

Increased competition for properties could drive the cost of acquisitions up and expected returns from the properties down.

•

Timing of oil and gas operations is dependent on gaining timely access to lands. Consultations, that are mandated by governing authorities, with all stakeholders (including surface owners, First Nations and all interested parties) are becoming increasingly time consuming and complex, and are having a direct impact on cycle times.

•

  Availability of specialized equipment, during periods of increased activity within the oil and gas sector, may adversely impact timing of operations.

•

Oil and gas operations can be negatively impacted by certain weather conditions, including floods, forest fires and other natural events, which may restrict production and/or delay drilling activities.

•

A significant portion of Pengrowth’s properties are operated by third parties whereby Pengrowth has less control over the pace of capital and operating expenditures. If these operators fail to perform their duties properly, or become insolvent, we may experience interruptions in production and revenues from these properties or incur additional liabilities and expenses as a result of the default of these third party operators.

•

Geological and operational risks affect the quantity and quality of reserves and the costs of recovering those reserves. Our actual results will vary from our reserve estimates and those variations could be material.

•

  Oil and gas operations carry the risk of damaging the local environment in the event of equipment or operational failure. The cost to remediate any environmental damage could be significant.

•

  Delays in business operations could adversely affect Pengrowth’s dividends to shareholders and the market price of the common shares.

•

  During periods of increased activity within the oil and gas sector, the cost of goods and services may increase and it may be more difficult to hire and retain professional staff.

•

Attacks by individuals against facilities and the threat of such attacks may have an adverse impact on Pengrowth and the implementation of security measures as a precaution against possible attacks would result in increased cost to Pengrowth’s business.

•

  Actual production and reserves will vary from estimates, and those variations could be material and may negatively affect the market price of the common shares and dividends to our shareholders.

•

Delays or failure to secure regulatory approvals for SAGD pilot projects, or SAGD commercial projects may result in capital being spent with reduced economics, reduced or no further reserves being booked, and reduced or no associated future production and cash flow.

Risks
associated with Strategy

•

Capital re-investment on our existing assets may not yield the expected benefits and related value creation. Drilling opportunities may prove to be more costly or less productive than anticipated. In addition, the dedication of a larger percentage of our cash flow to such opportunities may reduce the funds available for dividend payment to shareholders. In such an event, the market value of the common shares may be adversely effected.

•

Pengrowth’s oil and gas reserves will be depleted over time and our level of cash flow from operations and the value of our common shares could be reduced if reserves and production are not replaced. The ability to replace production depends on the amount of capital invested and success in developing existing reserves, acquiring new reserves and financing this development and acquisition activity within the context of the capital markets.

•

  Incorrect assessments of value at the time of acquisitions could adversely affect the value of our common shares and dividends to our shareholders.

•

  Our dividends and the market price of the common shares could be adversely affected by unforeseen title defects, which could reduce dividends to our shareholders.

General Business Risks

•

  Investors’ interest in the oil and gas sector may change over time which would affect the availability of capital and the value of Pengrowth common shares.

•

Inflation may result in escalating costs, which could impact dividends and the value of Pengrowth common shares.

PENGROWTH Second Quarter 2011 Management’s Discussion & Analysis

•

Canadian / U.S. exchange rates influence revenues and, to a lesser extent, operating and capital costs. Pengrowth is also exposed to foreign currency fluctuations on the U.S. dollar denominated notes for both interest and principal payments.

•

  The ability of investors resident in the United States to enforce civil remedies may be negatively affected for a number of reasons.

•

Under previous GAAP, PP&E was tested for impairment at the total company level. As the unit of measure is smaller under IFRS, it may lead to more frequent impairments at the individual CGU level as a surplus from one asset will no longer shelter a deficit in another.

•

  Failure to receive regulatory approval or the expiry of the rights to explore for E&E assets could lead to the impairment of E&E assets.

These factors should not be considered exhaustive. Additional risks are outlined in the AIF of the Corporation available on SEDAR at
www.sedar.com.

OUTLOOK

Pengrowth’s capital spending is expected to be $550 million with the majority of the spending directed to Pengrowth’s Swan Hills, Bodo and Lindbergh oil projects.

The 2011 annual average production is expected to be between 72,000 and 74,000 boe per day, Exit production for 2011 is expected to range between 75, 500 and 76,500 boe per day.

Forecasted operating expenses for 2011 are $370 million or $13.90 per boe.

Total G&A costs for 2011 are expected to be $3.00 per boe. Included in Pengrowth’s 2011 G&A forecast, are non-cash G&A costs of approximately
$0.49 per boe.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

The adoption of IFRS has not had an impact on Pengrowth’s operations, capital expenditures and overall cash flows. The most significant changes under IFRS relate to Pengrowth’s accounting policies on
Property, Plant and Equipment (PP&E), Asset Retirement Obligations (ARO) and Deferred Income Taxes. Pengrowth also adopted certain presentation policies that differ from previous GAAP. The following discusses the significant differences.

•

Property, Plant & Equipment (PP&E)

•

Depletion

•

Under previous GAAP, Pengrowth used total proved reserves in determining depletion. Under IFRS, the carrying amount of property, plant and equipment is depleted or amortized over the useful life of the assets. Pengrowth has determined that depleting on a total proved plus probable reserves basis better approximates the useful life of the assets.

•

Depletion was calculated using a unit of production method on the full cost pool of assets under previous GAAP. Under IFRS, depletion is calculated on a unit of production method at a field or group of fields.

•

These changes resulted in a lower depletion expense under IFRS compared to previous GAAP by approximately $30 million for the three months ended June 30,
2010 and $60 million for the six months ended June 30, 2010.

•

Divestitures

•

Under previous GAAP, proceeds of divestitures of assets were deducted from the full cost pool without the recognition of a gain or loss unless the divesture resulted in a change in the full cost depletion rate of 20 percent or more. Under IFRS, gains or losses on disposition of assets are measured as the difference between the proceeds and carrying value of the assets divested.

•

Pengrowth recorded a gain on divestitures of approximately $2 million in the three months ended June 30, 2010, $11 million in the six months ended
June 30, 2010 and $18 million for the year ended December 31, 2010.

•

Impairment testing

•

Under IFRS, PP&E is grouped into Cash Generating Units (“CGU”) based on their ability to generate largely independent cash flows. Impairment is recognized if the carrying value of a CGU exceeds the greater of the fair value of the CGU or its value in use.

28

PENGROWTH Second Quarter 2011 Management’s Discussion & Analysis

•

  As CGUs are smaller groups of assets, impairments are expected to be recognized more frequently under IFRS. As of January 1, 2010 and December 31,
2010, no impairment was determined.

•

Under previous GAAP, impairment was recognized if the aggregated carrying value of the full cost pool exceeded the undiscounted cash flows from proved reserves.
The amount of the impairment was the excess of the carrying value of the assets over the fair value of the proved plus probable reserves and the cost of unproven properties.

•

ARO

•

Discount Rate

•

Under previous GAAP, Pengrowth was required to use a credit adjusted discount rate in estimating the ARO which was 8.0 percent at the date of transition. Under
IFRS, Pengrowth’s policy is to estimate the ARO using a risk free discount rate on January 1, 2010.

•

The effect of using a risk free discount rate of 4.0 percent resulted in an increase of $360 million to the ARO liability which was partly offset by changes to timing and cost estimates of $198 million on transition to IFRS. Accretion of ARO has decreased by approximately $1 million per quarter in 2010 as a result of using a lower discount rate.

•

As of June 30, 2010 the ARO discount rate was revised to 3.5 percent in response to changes in risk free benchmark rates. As a result, the ARO liability was revised to $545 million as compared to $292 million under previous GAAP, with no changes to future expected cash flows.

•

There have been no changes to the ARO discount rate in the three or six months ended June 30, 2011.

•

In addition, more frequent revisions of the ARO liability are expected due to fluctuations in the risk free rate.

•

Deferred Income Taxes

•

Each of the adjustments discussed above resulted in a change in deferred income taxes based on Pengrowth’s effective tax rate.

•

In addition, taxable temporary differences in the legal entity financial statements of Pengrowth Energy Trust were required to be measured using the top marginal personal tax rate of 39 percent, resulting in a reduction to deferred income tax liability of $164 million on transition on January 1, 2010. This IFRS adjustment was reversed through deferred tax expense and shareholders’ capital upon conversion to a corporation on December 31, 2010.

•

Reclassifications

•

Under previous GAAP, interest and financing charges, realized foreign exchange loss (gain), unrealized foreign exchange loss (gain), and accretion were disclosed as separate line items in the statement of income. Under IFRS, these amounts were unchanged, but reported below the determination of operating income.

•

Under previous GAAP, amortization of injectants for miscible floods was disclosed separately; under IFRS amortization of injectants for miscible floods is included with depletion, depreciation and amortization. Interest paid is disclosed as a financing item in the statement of cash flows.

•

Purchases of injectants are classified as a use of cash for investing activities under IFRS.

•

The statement of cash flows includes a subtotal for funds flow from operations which is determined as cash flow from operations after interest and financing charges but before changes in working capital and expenditures on remediation. Management believes that in addition to cash provided by operations, funds flow from operations is a useful supplemental measure as it demonstrates the company’s ability to generate cash flow necessary to fund dividends and capital investments.

Pengrowth’s IFRS
accounting policies are provided in Note 2 to the June 30, 2011 interim financial statements. In addition, Note 16 to the interim financial statements presents reconciliations between Pengrowth’s 2010 previous GAAP results and the 2010
IFRS results. The reconciliations include January 1, 2010, June 30, 2010 and December 31, 2010 balance sheets as well as income statements and statements of cash flows for the three and six months ended June 30, 2010 and for the year ended December 31, 2010.

FUTURE CHANGES IN ACCOUNTING POLICIES

IFRS 9: Financial Instruments (“IFRS 9”)

IFRS 9 is expected to be published in three parts. The
first part, Phase 1—classification and measurement of financial instruments (“IFRS 9, Phase 1”), was published in October 2010.

PENGROWTH Second Quarter 2011 Management’s Discussion & Analysis

IFRS 9, Phase 1, sets out the requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. IFRS 9, Phase 1 simplifies measurement of financial asset by classifying all financial assets as those being recorded at amortized cost or being recorded at fair value. For financial assets recorded at fair value, any change in the fair value would be recognized in profit or loss. IFRS 9, Phase 1, is required to be adopted for years beginning on or after January 1, 2013 although earlier adoption is allowed. Pengrowth does not expect any significant change to the recognized amounts of financial assets or financial liabilities as a result of the future adoption of IFRS 9, Phase 1, nor has Pengrowth made any decision as to early adoption.

IFRS 10 – Consolidated Financial Statements (“IFRS 10”)

IFRS 10 was published in May 2011. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities, including special purpose or variable interest entities. IFRS 10 also defines the principle of control and establishes control as the basis for determining which entities are consolidated in the consolidated financial statements. IFRS 10 is required to be adopted for years beginning on or after January 1, 2013. Earlier adoption is allowed and must be adopted in conjunction with IFRS 12 – Disclosure of Interest in Other Entities. Pengrowth is currently assessing the impact of this new standard.

IFRS 11 – Joint Arrangements (“IFRS 11”)

IFRS 11 was published in May 2011. IFRS 11 establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 divides all joint arrangements into two categories: joint operations where the jointly controlling parties have rights to the assets and obligations for the liabilities relating to the arrangements, and joint ventures where the jointly controlling parties have rights to the net assets of the arrangement. Joint operations would be accounted for using the proportionate consolidation method where Pengrowth’s proportionate interest in the revenues, expenses, assets and liabilities would be disclosed, consistent with Pengrowth’s current accounting for joint operations. Joint ventures would be accounted for using the equity method of accounting, where the investment in the joint venture would be adjusted for Pengrowth’s proportion of the net income or loss of the joint venture. IFRS 11 is required to be adopted for years beginning on or after January 1, 2013 although earlier adoption is allowed. A significant portion of Pengrowth petroleum and natural gas development and production activities are conducted with others and accordingly
Pengrowth is currently undertaking an examination of each of these joint arrangements and the impact of adoption of IFRS cannot be determined until this examination is complete.

IFRS 12 – Disclosure of Interest in Other Entities (“IFRS 12”)

IFRS 12 was published in May
2011. IFRS 12 established the requirements for disclosure of ownership interests in subsidiaries, joint arrangements, associates and other entities. IFRS 12 requires disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 is required to be adopted for years beginning on or after
January 1, 2013. Earlier adoption is allowed. Pengrowth is currently assessing the impact of this new standard.

IFRS 13 – Fair Value
Measurements (“IFRS 13”)

IFRS 13 was published in May 2011. IFRS 13 defines fair value, sets out a framework for measuring fair value and requires disclosures about fair values. IFRS 13 applies to all other IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. That definition of fair value emphasizes a market-based measurement, not an entity-specific measurement. IFRS 13 is required to be adopted for years beginning on or after January 1, 2013. Earlier adoption is allowed. Pengrowth is currently assessing the impact of this new standard.

DISCLOSURE AND INTERNAL CONTROLS

As a Canadian reporting issuer with securities listed on both the
TSX and the NYSE, Pengrowth is required to comply with Multilateral Instrument 52-109—Certification of Disclosure in Issuers’ Annual and Interim Filings, as well as the Sarbanes Oxley Act enacted in the United States.

At the end of the interim period ended June 30, 2011, Pengrowth did not have any material weakness relating to design of its internal control over financial reporting. Pengrowth has not limited the scope of its design of disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of (i) a proportionately consolidated entity in which
Pengrowth has an interest; (ii) a variable interest entity in which Pengrowth has an interest; or (iii) a business that Pengrowth acquired not more than 365 days before June 30, 2011 and summary financial information about these items has been proportionately consolidated or consolidated in Pengrowth’s financial statements. During the interim period ended June 30, 2011, no change occurred to Pengrowth’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Pengrowth’s internal control over financial reporting.

30

PENGROWTH Second Quarter 2011 Management’s Discussion & Analysis

PENGROWTH ENERGY CORPORATION

BALANCE SHEETS

(Stated in thousands of dollars)

(unaudited)

Note

As at June 30, 2011

As at December 31, 2010

As at January 1, 2010

ASSETS

Current Assets

Cash and cash equivalents

$
–

$
2,849

$
–

Accounts receivable

183,951

189,616

182,342

Fair value of risk management contracts

14

14,651

13,550

14,001

198,602

206,015

196,343

Fair value of risk management contracts

14

485

–

–

Other assets

4

57,424

54,115

53,011

Deferred income taxes

–

–

40,917

Property, plant and equipment

5

3,838,818

3,738,016

3,737,184

Exploration and evaluation assets

6

506,927

511,569

67,597

Goodwill

716,891

716,891

660,896

TOTAL ASSETS

$
5,319,147

$
5,226,606

$
4,755,948

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities

Bank indebtedness

7

$
35,489

$
22,000

$
11,563

Accounts payable

233,746

240,952

185,337

Dividends payable

22,995

22,534

40,590

Fair value of risk management contracts

14

4,650

9,278

17,555

Current portion of long term debt

–

–

157,546

Current portion of provisions

8

18,537

20,488

21,227

315,417

315,252

433,818

Fair value of risk management contracts

14

29,397

31,416

23,269

Convertible debentures

–

–

74,828

Long term debt

7

1,113,384

1,024,367

907,599

Provisions

8

432,394

434,532

439,064

Deferred income taxes

9

258,184

238,694

–

2,148,776

2,044,261

1,878,578

Shareholders’ Equity

Shareholders’ capital

3,199,205

3,171,719

4,927,324

Equity portion of convertible debentures

–

–

160

Contributed surplus

14,664

10,626

18,617

Deficit

(43,498
)

–

(2,068,731
)

3,170,371

3,182,345

2,877,370

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY

$
5,319,147

$
5,226,606

$
4,755,948

See accompanying notes to the financial statements.

PENGROWTH Second Quarter 2011 Financial Results

PENGROWTH ENERGY CORPORATION

STATEMENTS OF INCOME

(Stated in thousands of dollars, except per share amounts)

(unaudited)

Three months ended

Six months ended

Note

June 30, 2011

June 30, 2010

June 30, 2011

June 30, 2010

REVENUES

Oil and gas sales

$
355,438

$
339,827

$
696,597

$
700,001

Royalties, net of incentives

(72,188
)

(58,637
)

(132,556
)

(136,550
)

283,250

281,190

564,041

563,451

Unrealized gain (loss) on commodity risk management

14

73,070

(2,906
)

4,815

60,376

Processing and other income

5,091

3,233

8,125

10,418

361,411

281,517

576,981

634,245

EXPENSES

Operating

95,090

86,224

189,904

178,082

Transportation

6,108

7,512

11,948

12,861

General and administrative

19,313

14,628

40,122

28,847

Depletion, depreciation and amortization

103,202

108,478

207,569

216,544

223,713

216,842

449,543

436,334

OPERATING INCOME

137,698

64,675

127,438

197,911

Other (income) expense items

Gain on disposition of properties

(723
)

(1,673
)

(723
)

(11,043
)

Unrealized foreign exchange (gain) loss

15

(4,634
)

42,160

(28,135
)

10,403

Realized foreign exchange loss

15

207

2,498

282

2,528

Interest and financing charges

18,783

15,639

35,476

33,787

Accretion

8

3,831

4,470

7,712

8,929

Other expense (income)

518

(17,527
)

(1,124
)

(14,493
)

INCOME BEFORE TAXES

119,716

19,108

113,950

167,800

Deferred income tax expense

31,180

931

19,987

10,586

NET INCOME AND COMPREHENSIVE INCOME

$
88,536

$
18,177

$
93,963

$
157,214

NET INCOME PER SHARE

13

Basic

$
0.27

$
0.06

$
0.29

$
0.54

Diluted

$
0.27

$
0.06

$
0.29

$
0.54

See accompanying notes to the financial statements.

32

PENGROWTH Second Quarter 2011 Financial Results

PENGROWTH ENERGY CORPORATION

STATEMENTS OF CASH FLOW

(Stated in thousands of dollars)

(unaudited)

Three months ended

Six months ended

Note

June 30, 2011

June 30, 2010

June 30, 2011

June 30, 2010

CASH PROVIDED BY (USED FOR):

OPERATING

Net income and comprehensive income

$
88,536

$
18,177

$
93,963

$
157,214

Depletion, depreciation and accretion

107,033

112,948

215,281

225,473

Deferred income tax expense

31,180

931

19,527

10,586

Contract liability amortization

(419
)

(432
)

(838
)

(864
)

Unrealized foreign exchange (gain) loss

15

(4,634
)

42,160

(28,135
)

10,403

Unrealized (gain) loss on commodity risk management

14

(73,070
)

2,906

(4,815
)

(60,376
)

Share based compensation

3,486

2,673

6,615

5,304

Gain on sale of assets

(723
)

(1,673
)

(723
)

(11,043
)

Other items

331

(2,141
)

(2,330
)

310

Funds flow from operations

151,720

175,549

298,545

337,007

Interest and financing charges

18,783

15,639

35,476

33,787

Expenditures on remediation

(3,250
)

(3,661
)

(11,973
)

(8,391
)

Changes in non-cash operating working capital

12

3,039

(17,378
)

(12,913
)

(13,373
)

170,292

170,149

309,135

349,030

FINANCING

Dividends paid

(68,779
)

(61,104
)

(137,000
)

(122,010
)

Bank indebtedness (repayment)

30,822

(36,983
)

13,489

(11,563
)

Long term debt increase (decrease)

7

9,000

(1,680
)

116,000

(21,680
)

Redemption of convertible debentures

–

–

–

(76,610
)

Interest paid

12

(12,195
)

(6,901
)

(36,445
)

(33,876
)

Proceeds from equity issues

15,478

4,832

24,546

10,943

(25,674
)

(101,836
)

(19,410
)

(254,796
)

INVESTING

Capital expenditures

(162,225
)

(51,655
)

(302,911
)

(115,291
)

Other property acquisitions

(1,688
)

(1,806
)

(3,140
)

(2,691
)

Proceeds on property dispositions

5,609

6,977

5,718

48,039

Purchase of injectants

12

(1,078
)

(1,698
)

(1,339
)

(6,868
)

Other investments

–

–

–

(2,906
)

Contributions to remediation trust funds

(1,937
)

(2,000
)

(3,243
)

(3,675
)

Change in non-cash investing working capital

12

16,701

(13,351
)

12,341

(6,062
)

(144,618
)

(63,533
)

(292,574
)

(89,454
)

CHANGE IN CASH AND CASH EQUIVALENTS

–

4,780

(2,849
)

4,780

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD

–

–

2,849

–

CASH AND CASH EQUIVALENTS AT END OF PERIOD

$
–

$
4,780

$
–

$
4,780

See accompanying notes to the financial statements.

PENGROWTH Second Quarter 2011 Financial Results

PENGROWTH ENERGY CORPORATION

STATEMENTS OF SHAREHOLDERS’ EQUITY

(Stated in thousands of dollars)

(unaudited)

Three Months Ended

Six Months Ended

Shareholders’ Capital

June 30, 2011

June 30, 2010

June 30, 2011

June 30, 2010

Balance, beginning of period

$
3,183,453

$
–

$
3,171,719

$
–

Share based compensation

1,446

–

5,237

–

Issued under Distribution Reinvestment Plan (DRIP)

14,414

–

22,357

–

Share issue costs

(108
)

–

(108
)

–

Balance, end of period

$
3,199,205

$
–

$
3,199,205

$
–

Trust Unitholders’ Capital

Balance, beginning of period

$
–

$
4,936,493

$
–

$
4,927,324

Trust unit based compensation

–

665

–

5,348

Issued under Distribution Reinvestment Plan (DRIP)

–

4,552

–

9,038

Trust unit issue costs

–

44

–

44

Balance, end of period

$
–

$
4,941,754

$
–

$
4,941,754

Contributed Surplus

Balance, beginning of period

$
11,089

$
18,190

$
10,626

$
18,617

Share based compensation

3,812

2,673

6,941

5,304

Exercise of share based compensation awards

(237
)

(115
)

(2,903
)

(3,173
)

Balance, end of period

$
14,664

$
20,748

$
14,664

$
20,748

Deficit

Balance, beginning of period

$
(63,175
)

$
(1,990,731
)

$
–

$
(2,068,731
)

Net income

88,536

18,177

93,963

157,214

Dividends declared

(68,859
)

(61,175
)

(137,461
)

(122,212
)

Balance, end of period

$
(43,498
)

$
(2,033,729
)

$
(43,498
)

$
(2,033,729
)

TOTAL SHAREHOLDERS’ EQUITY

$
3,170,371

$
2,928,773

$
3,170,371

$
2,928,773

See accompanying notes to the financial statements.

34

PENGROWTH Second Quarter 2011 Financial Results

PENGROWTH ENERGY CORPORATION

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE PERIOD ENDED JUNE 30, 2011

(unaudited)

(Tabular amounts are stated in thousands of dollars
except per share amounts and as otherwise stated)

1.
BASIS OF PRESENTATION

Pengrowth Energy Corporation (the
“Corporation” or “Pengrowth”) is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets. The Corporation was formed through a unitholder and Court approved reorganization involving Pengrowth Energy Trust (the “Trust”), Pengrowth Corporation, its subsidiaries and the security holders of the Trust and Pengrowth Corporation pursuant to a Plan of Arrangement (the “Arrangement”)
under the Business Corporations Act (Alberta).

These interim financial statements for the six months ended June 30, 2011 are unaudited and have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting
Standards Board (“IASB”) and International Financial Reporting Interpretations Committee (“IFRIC”).

These IFRS interim financial
statements include as comparative information the period included in Pengrowth’s annual consolidated financial statements for the year ended December 31, 2010 which, for comparative purposes, have been prepared in accordance with IFRS.
Previously, Pengrowth prepared and published its annual and interim consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (“previous GAAP”).

Pengrowth has elected to exceed certain minimum disclosure requirements under IAS 34 in order to present changes in accounting policies in accordance with IFRS and provide additional disclosures which highlight the changes from Pengrowth’s 2010 annual consolidated financial statements prepared in accordance with previous GAAP. In 2012, and beyond, Pengrowth may not provide the same level of detail in the interim financial statements. Pengrowth has provided a reconciliation of comparative amounts to the previously released financial statements prepared under previous GAAP, see Note 16.

The financial statements were authorized for release by the Audit Committee of the Board of Directors on August 4, 2011.

2.
SIGNIFICANT ACCOUNTING POLICIES

The disclosures provided
below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in
Pengrowth’s annual report for the year ended December 31, 2010.

PROPERTY, PLANT AND EQUIPMENT (PP&E) AND EXPLORATION AND
EVALUATION ASSETS

Exploration and Evaluation Assets

Costs of exploring for and evaluating oil and natural gas properties (exploration and evaluation assets or E & E Assets) are capitalized within intangible exploration assets. These costs include lease acquisition costs, geological and geophysical expenditures, costs of drilling and completion of wells, plant and production equipment costs and related overhead charges. E & E Assets do not include costs of general prospecting, or evaluation costs incurred prior to having obtained the legal rights to explore an area, which are expensed as incurred. Interest is not capitalized on E&E assets.

E & E Assets are not depleted or depreciated and are carried forward until technical feasibility and commercial viability is considered to be determined. The technical feasibility and commercial viability is generally considered to be determined when proved plus probable reserves are determined to exist and the production of oil and gas has commenced. A review of each exploration license or field is carried out, at least annually, to ascertain whether proved plus probable reserves have been discovered and production has commenced. Upon determination of proved plus probable reserves and commencement of production, E&E assets attributable to those reserves are first tested for impairment and then reclassified from E&E assets to oil and natural gas interests, a separate category within PP&E.

PENGROWTH Second Quarter 2011 Financial Results

Property, Plant and Equipment

PP&E is stated at cost, less accumulated depletion, depreciation and amortization, and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, and costs attributable to bring the asset into operation, the initial estimate of decommissioning obligation and, for qualifying assets, borrowing costs. When significant parts of an item of PP&E, including oil and natural gas interests, have different useful lives, they are accounted for as separate items.

The cost of PP&E at January 1, 2010, the date of transition to IFRS, was determined in accordance with the deemed cost exemption permitted by IFRS 1 for full cost oil and gas entities. Under this method, the net book value of the oil and natural gas interests, as determined under previous GAAP was allocated to specific cost items based on the pro-rata share of proved plus probable reserve values as of January 1, 2010.

Subsequent Costs

Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of PP&E are recognized as oil and natural gas interests only when they increase the future economic benefits embodied in the specific asset to which they relate. Such capitalized oil and natural gas interests generally represent costs incurred in developing proved and/or probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a field or geotechnical area basis. The carrying amount of any replaced or sold component is derecognized. The costs of the day-to-day servicing of
PP&E are recognized in profit or loss as incurred.

Pengrowth capitalizes a portion of general and administrative costs directly associated with exploration and development activities. Pengrowth would capitalize interest incurred in construction of qualifying assets, if applicable. Qualifying assets are defined by Pengrowth as capital expenditures over a period greater than one year necessary in order to produce oil or gas from a specific property.

Dispositions

Gains or losses are recognized on dispositions of PP&E and certain E&E assets, including asset swaps, farm-out transactions and complete dispositions. The gain or loss is measured as the difference between the fair value of the proceeds received and the carrying value of the assets disposed, including capitalized future asset retirement obligations. Under previous GAAP, no gain or loss was recorded on dispositions of PP&E unless the disposition caused a change in the depletion rate of 20 percent or greater.

Depletion and Depreciation

The net carrying value of developed or producing fields or groups of fields are depleted using the unit of production method by reference to the ratio of production in the period to the related proved plus probable reserves, taking into account estimated future development costs necessary to bring those reserves into production. Future development costs are estimated taking into account the level of development required to produce the reserves. These estimates are reviewed by independent reserve engineers at least annually. Pengrowth’s total proved plus probable reserves are estimated by an independent reserve evaluator and represent the “best estimate” of quantities of oil, natural gas and related substances to be commercially recoverable from known accumulations, from a given date forward, based on geological and engineering data. It is equally likely that the actual remaining quantities recovered will be greater than or less than the sum of the estimated proved plus probable reserves Under previous GAAP, PP&E was held in a single full cost pool which was depleted over proved reserves, resulting in higher depletion and depreciation expense.

For other assets, depreciation is recognized in profit or loss using either a straight line or declining balance basis over the estimated useful lives of each part of an item of PP&E. The estimated useful lives for other assets for the current and comparative periods are as follows:

• Office Equipment

60 months

• Leasehold Improvements

120 months (lease term)

• Computers

36 months

• Deferred Hydrocarbon Injectants

24 months

Depreciation methods, useful lives and residual values are reviewed annually.

GOODWILL AND BUSINESS COMBINATIONS

Goodwill

Goodwill may arise on business combinations. Goodwill is stated at cost less accumulated impairment.

36

PENGROWTH Second Quarter 2011 Financial Results

Acquisitions prior to January 1, 2010

As part of its transition to IFRS, the Corporation elected to not restate business combinations that occurred prior to January 1, 2010. In respect of acquisitions prior to January 1, 2010, goodwill represents the amount recognized under the Corporation’s previous GAAP.

Acquisitions on or after January 1, 2010

For acquisitions on or after January 1, 2010, goodwill as determined under IFRS represents the excess of the cost of the acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquired assets or company. When the excess is negative, it is recognized immediately in the statement of income.

IMPAIRMENT

Non-Financial Assets

Property, Plant and Equipment

For the purpose of impairment testing, property, plant and equipment (PP&E)
is grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets – cash generating unit (the “CGU”).

The carrying amounts of PP&E are reviewed annually and at each reporting date to determine whether there is any indication of impairment, such as decreased commodity prices or downward revisions in reserves volumes. If any such indication exists, then the asset’s recoverable amount is estimated.

In
determining the recoverable amount, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the cost of capital, which take into account the time value of money and the risks specific to the asset. The recoverable amount is generally computed by reference to the present value of the future cash flows expected to be derived from production of proved and probable reserves. An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in the statement of income.

Under
previous GAAP, PP&E was tested for impairment at the total company level. As the unit of measure is smaller under IFRS, it may lead to more frequent impairments at the individual CGU level, as a surplus from one asset will no longer shelter a deficit in another.

Impairment losses recognized in respect of CGU’s are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

An impairment loss in respect of goodwill
cannot be reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. In such circumstances, the recoverable amount is determined and to the extent the loss is reduced, it is reversed. An impairment loss is reversed only to the lesser of the revised recoverable amount or the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion and depreciation or amortization, if no impairment loss had been permitted to be recognized.

Exploration and
Evaluation Assets

E&E assets are tested for impairment where there is an indication that a particular E&E project may be impaired. Examples of indications of impairment include the decision to no longer pursue the E&E project, an expiry of the rights to explore in an area, or failure to receive regulatory approval. In addition, E&E assets are assessed for impairment upon their reclassification to producing assets (oil and natural gas interests in PP&E). In assessing the impairment of E&E assets, the carrying value of the E&E assets would be compared to their estimated recoverable amount, and in certain circumstances, could include any surplus from PP&E impairment testing of related CGUs. The impairment of E&E assets and any eventual impairment thereof would be recognized as additional depletion and depreciation expense in the income statement.

Goodwill

For goodwill and other
intangible assets that have indefinite lives or that are not yet available for use, an impairment test is completed each year at December 31. In assessing the impairment of goodwill, the carrying value of goodwill is compared to the excess of the recoverable amount over the carrying amount of the PP&E and E&E assets, as applicable, within the CGU or groups of CGUs where the acquired properties are grouped. An impairment loss is recognized if the carrying amount of the goodwill exceeds the excess of the recoverable amount above the carrying amount of the CGU or CGUs. Any impairment of goodwill is recognized in amortization expense in the income statement.

An impairment loss in respect of goodwill cannot be reversed.

PENGROWTH Second Quarter 2011 Financial Results

Financial Assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured
at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment
losses are recognized in the statement of income. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost, the reversal is recognized in the statement of income.

PROVISIONS

A provision is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Provisions are not permitted for future operating losses.

Asset Retirement Obligations (ARO)

Pengrowth initially recognizes the net present value of an ARO in the period in which it is incurred when a reasonable estimate of the net present value can be made. The net present value of the estimated ARO is recorded as a liability, with a corresponding increase in the carrying amount of the related asset. The capitalized asset is depleted on the unit of production method based on proved plus probable reserves. The liability is increased each reporting period due to the passage of time and the amount of such accretion is expensed to income in the period. Actual costs incurred upon the settlement of the ARO are charged against the ARO to the extent recognized. Management reviews the ARO estimate and changes, if any, are applied prospectively. Revisions made to the ARO estimate are recorded as an increase or decrease to the ARO liability with a corresponding change made to the carrying amount of the related asset. The carrying amount of both the liability and the capitalized asset are derecognized if the asset is subsequently disposed.

Pengrowth has placed cash in segregated remediation
trust fund accounts to fund certain ARO for the Judy Creek properties and the Sable Offshore Energy Project (“SOEP”). These funds are reflected in other assets on the balance sheet.

Contract Liabilities Provision

Pengrowth assumed firm pipeline commitments in conjunction with certain acquisitions. The fair values of these contracts were estimated on the date of acquisition and the amount recorded is reduced as the contracts settle.

DEFERRED INCOME TAXES

Income tax expense is comprised of current and deferred tax. Income tax expense is recognized in the statement of income except to the extent that it relates to items recognized directly in equity.

Current tax is the expected tax
payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the asset and liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using substantively enacted income tax rates. The effect of a change in income tax rates on deferred income tax liabilities and assets is recognized in income in the period the change occurs. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity.

Pengrowth’s policy for income tax uncertainties is that tax benefits will be recognized only when it is more likely than not the position will be sustained on examination.

Financial Instruments

Financial instruments are utilized by Pengrowth to manage its exposure to commodity price fluctuations, foreign currency and interest rate exposures. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes.

38

PENGROWTH Second Quarter 2011 Financial Results

Financial instruments are classified into one of five categories: (i) fair value through profit or loss,
(ii) held to maturity investments, (iii) loans and receivables, (iv) available for sale financial assets or (v) other liabilities. Pengrowth has designated cash and term deposits as financial assets held at fair value through profit or loss which is measured at fair value. Accounts receivable are classified as loans and receivables which are measured at amortized cost. Investments held in the remediation trust funds and other investments have been designated as fair value through profit or loss and are measured at fair value. Any change in the fair value is recognized in income as other income or expense. Bank indebtedness, accounts payable, dividends payable and long term debt have been classified as other liabilities which are measured at amortized cost using the effective interest rate method.

All derivatives must be classified as held for trading and
measured at fair value with changes in fair value over a reporting period recognized in net income. The receipts or payments arising from derivative commodity contracts are included in the realized gain (loss) on commodity risk management.
Unrealized gains and losses on derivative commodity contracts are included in the unrealized gain (loss) on commodity risk management. The difference between the interest payments on the U.K. Pound Sterling denominated debt after the foreign exchange swaps and the interest expense recorded at the average foreign exchange rate is included in interest expense. Unrealized gains (losses) on these swaps, covering the principal and interest on the U.K. Pound Sterling denominated debt, are included in foreign exchange gains (losses).

Transaction costs incurred in connection with the issuance of term debt instruments with a maturity of greater than one year are deducted against the carrying value of the debt and amortized to net income using the effective interest rate method over the expected life of the debt.

Pengrowth capitalizes transaction costs incurred in connection with the renewal of the revolving credit facility with a maturity date greater than one year and amortizes the cost to net income on a straight line basis over the term of the facility.

FOREIGN CURRENCY

Transactions in foreign currencies are translated to Canadian dollars at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into
Canadian dollars at the exchange rate in effect on the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign exchange gains and losses are recognized in income.

ESTIMATES

Pengrowth makes a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with IFRS. Actual results could differ from those estimates.

In particular, information about
significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are described below:

Valuation of trade and other receivables, and prepayments to suppliers

Management estimates the likelihood of the collection of trade and other receivables and recovery of prepayments based on an analysis of individual accounts. Factors taken into consideration include the aging of receivables in comparison with the credit terms allowed to customers and the financial position and collection history with the customer. Should actual collections be less than estimates, Pengrowth would be required to record an additional expense.

Asset Retirement Obligation

Pengrowth estimates
obligations under environmental regulations in respect of decommissioning and site restoration. These obligations are determined based on the expected present value of expenses required in the process of plugging and abandoning wells, dismantling of wellheads, production and transportation facilities and restoration of producing areas in accordance with relevant legislation, discounted from the date when expenses are expected to be incurred. Most of the abandonment of Pengrowth’s wells is estimated to take place far in the future. Therefore, changes in estimated timing of future expenses, estimated logistics of performing abandonment work and the discount rate used to discount future expenses would have a significant effect on the carrying amount of the decommissioning provision.

Estimating oil and gas reserves

Pengrowth engages a qualified, independent oil and gas reserves evaluator to estimate the quantity of its oil and gas reserves at least annually. Reserves form the basis for the calculation of depletion charges and assessment of impairment of oil and gas assets. Reserves are estimated using the reserves definitions and guidelines prescribed by National Instrument 51-101 (NI 51-101) and the Canadian Oil and Gas Evaluations Handbook.

PENGROWTH Second Quarter 2011 Financial Results

Proved plus probable reserves are defined as the “best estimate” of quantities of oil, natural gas and related substances to be commercially recoverable from known accumulations, from a given date forward, based on geological and engineering data. It is equally likely that the actual remaining quantities recovered will be greater than or less than the sum of the estimated proved plus probable reserves. Due to the inherent uncertainties and the necessarily limited nature of reservoir data, estimates of reserves are inherently imprecise, require the application of judgment and are subject to change as additional information becomes available. The estimates are made using all available geological and reservoir data as well as historical production data. Estimates are reviewed and revised as appropriate. Revisions occur as a result of changes in prices, costs, fiscal regimes, reservoir performance or a change in Pengrowth’s plans.

Impairment testing

The impairment testing of PP&E is based on estimates of proved plus probable reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. The impairment assessment of goodwill is based on the estimated fair value of Pengrowth’s CGUs. By their nature, these estimates are subject to measurement uncertainty and may impact the financial statements of future periods.

COMPARATIVE FIGURES

Certain
comparative figures in the prior periods have been reclassified to conform to the presentation adopted in the current year.

3.
RECENT ACCOUNTING PRONOUNCEMENTS

IFRS 9: Financial
Instruments (“IFRS 9”)

IFRS 9 is expected to be published in three parts. The first part, Phase 1—classification and measurement of financial instruments (“IFRS 9, Phase 1”), was published in October 2010.

IFRS 9, Phase 1, sets out the requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. IFRS 9, Phase 1 simplifies measurement of financial asset by classifying all financial assets as those being recorded at amortized cost or being recorded at fair value. For financial assets recorded at fair value, any change in the fair value would be recognized in profit or loss. IFRS 9, Phase 1, is required to be adopted for years beginning on or after January 1, 2013 although earlier adoption is allowed. Pengrowth does not expect any significant change to the recognized amounts of financial assets or financial liabilities as a result of the future adoption of IFRS 9, Phase 1, nor has Pengrowth made any decision as to early adoption.

IFRS 10 – Consolidated Financial Statements (“IFRS 10”)

IFRS 10 was published in May 2011. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities, including special purpose or variable interest entities. IFRS 10 also defines the principle of control and establishes control as the basis for determining which entities are consolidated in the consolidated financial statements. IFRS 10 is required to be adopted for years beginning on or after January 1, 2013. Earlier adoption is allowed and must be adopted in conjunction with IFRS 12 – Disclosure of Interest in Other Entities. Pengrowth is currently assessing the impact of this new standard.

IFRS 11 – Joint Arrangements (“IFRS 11”)

IFRS 11 was published in May 2011. IFRS 11 establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 divides all joint arrangements into two categories: joint operations where the jointly controlling parties have rights to the assets and obligations for the liabilities relating to the arrangements, and joint ventures where the jointly controlling parties have rights to the net assets of the arrangement. Joint operations would be accounted for using the proportionate consolidation method where Pengrowth’s proportionate interest in the revenues, expenses, assets and liabilities would be disclosed, consistent with Pengrowth’s current accounting for joint operations. Joint ventures would be accounted for using the equity method of accounting, where the investment in the joint venture would be adjusted for Pengrowth’s proportion of the net income or loss of the joint venture. IFRS 11 is required to be adopted for years beginning on or after January 1, 2013 although earlier adoption is allowed. A significant portion of Pengrowth petroleum and natural gas development and production activities are conducted with others and accordingly
Pengrowth is currently undertaking an examination of each of these joint arrangements and the impact of adoption of IFRS cannot be determined until this examination is complete.

IFRS 12 – Disclosure of Interest in Other Entities (“IFRS 12”)

IFRS 12 was published in May
2011. IFRS 12 established the requirements for disclosure of ownership interests in subsidiaries, joint arrangements, associates and other entities. IFRS 12 requires disclosure of information that enables users of financial statements

40

PENGROWTH Second Quarter 2011 Financial Results

to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 is required to be adopted for years beginning on or after January 1, 2013. Earlier adoption is allowed. Pengrowth is currently assessing the impact of this new standard.

IFRS 13 – Fair Value Measurements (“IFRS 13”)

IFRS 13 was published in May 2011. IFRS 13
defines fair value, sets out a framework for measuring fair value and requires disclosures about fair values. IFRS 13 applies to all other IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. That definition of fair value emphasizes a market-based measurement, not an entity-specific measurement. IFRS 13 is required to be adopted for years beginning on or after January 1, 2013. Earlier adoption is allowed. Pengrowth is currently assessing the impact of this new standard.

4.
OTHER ASSETS

As at June 30, 2011

As at December 31, 2010

  As at
January 1, 2010

Remediation trust funds

$
45,424

$
42,115

$
34,821

Equity investment in Monterey Exploration Ltd.

–

–

5,039

Other investments

12,000

12,000

13,151

$
57,424

$
54,115

$
53,011

REMEDIATION TRUST FUNDS

The following reconciles Pengrowth’s investment in remediation trust funds for the periods noted below:

Total Remediation Trust Funds

Balance, January 1, 2010

$
34,821

Contributions in period

7,018

Remediation expenditures from fund

(696
)

Investment income in period

630

Unrealized gain in period

342

Balance, December 31, 2010

$
42,115

Contributions in period

2,490

Investment income in period

753

Unrealized gain in period

66

Balance, June 30, 2011

$
45,424

OTHER INVESTMENTS

Pengrowth owns 1.0 million shares of a private corporation with an estimated fair value of $12.0 million.

PENGROWTH Second Quarter 2011 Financial Results

5.
PROPERTY, PLANT AND EQUIPMENT

Cost or Deemed Cost

Oil and natural gas assets

Other equipment

Total

Balance, January 1, 2010

$
3,709,913

$
61,061

$
3,770,974

Expenditures on property, plant and equipment

283,919

3,625

287,544

Acquisitions through business combinations

49,235

–

49,235

Property acquisitions

20,171

–

20,171

Transfers from exploration and evaluation assets

131,039

–

131,039

Change in asset retirement obligations

(12,949
)

–

(12,949
)

Divestitures

(42,296
)

–

(42,296
)

Balance, December 31, 2010

$
4,139,032

$
64,686

$
4,203,718

Expenditures on property, plant and equipment

280,486

2,416

282,902

Property acquisitions

3,140

–

3,140

Transfers from exploration and evaluation assets

26,313

–

26,313

Change in asset retirement obligations

1,010

–

1,010

Divestitures

(5,168
)

–

(5,168
)

Balance, June 30, 2011

$
4,444,813

$
67,102

$
4,511,915

Accumulated depletion, amortization and impairment losses

Oil and natural gas assets

Other equipment

Total

Balance, January 1, 2010

$
–

$
33,790

$
33,790

Depletion and amortization for the period

424,663

7,721

432,384

Disposals

(472
)

–

(472
)

Balance, December 31, 2010

$
424,191

$
41,511

$
465,702

Depletion and amortization for the period

203,526

4,043

207,569

Disposals

(174
)

(174
)

Balance, June 30, 2011

$
627,543

$
45,554

$
673,097

Carrying Amount

Oil and natural gas assets

Other equipment

Total

June 30, 2011

$
3,817,270

$
21,548

$
3,838,818

December 31, 2010

3,714,841

23,175

3,738,016

January 1, 2010

3,709,913

27,271

3,737,184

During the six months ended June 30, 2011, approximately $2.9 million (June 30, 2010 – $1.5 million) of directly attributable general and administrative costs were capitalized.

During the six months ended June 30, 2011, approximately $0.7 million of gains were recorded on divestitures (June 30, 2010 – $11.0 million).

IFRS requires an impairment test to assess the recoverable value of the PP&E within each CGU upon initial adoption and, subsequently, annually or whenever there is an indication of impairment. Pengrowth performed an impairment test at January 1, 2010 upon initial adoption of IFRS and at December 31, 2010. The recoverable amount of each CGU was based on the higher of value in use or fair value less costs to sell. The estimates of fair value less costs to sell was determined in part using the proved plus probable reserves and January 1, 2010 commodity price forecast of our independent reserves evaluator, discounted at an estimated rate. These prices have been adjusted for commodity price differentials specific to Pengrowth. Based on these assumptions, the estimated recoverable amount was greater than the net book value for each CGU and there was no impairment as at January 1, 2010 and December 31, 2010.

Subsequent to December 31, 2010
there have been no indications of impairment that required Pengrowth to perform an impairment test.

42

PENGROWTH Second Quarter 2011 Financial Results

6.
EXPLORATION AND EVALUATION ASSETS

Cost or Deemed Cost

E&E Assets

Balance, January 1,2010

$
67,597

Additions

53,879

Acquisitions through business combinations

521,132

Transfers to property, plant and equipment

(131,039
)

Balance, December 31, 2010

$
511,569

Additions

21,671

Transfers to property, plant and equipment

(26,313
)

Balance, June 30, 2011

$
506,927

E&E assets consist of Pengrowth’s exploration and development projects which are pending the determination of proved and probable reserves and production. Additions represent Pengrowth’s share of costs incurred on E&E assets during the period.

7.
LONG TERM DEBT

As at June 30, 2011

As at December 31, 2010

U.S. dollar denominated senior unsecured notes:

50 million at 5.47 percent due April 2013

$
48,154

$
49,638

71.5 million at 4.67 percent due May 2015

68,624

70,731

400 million at 6.35 percent due July 2017

384,304

396,219

265 million at 6.98 percent due August 2018

254,458

262,354

115.5 million at 5.98 percent due May 2020

110,766

114,206

$
866,306

$
893,148

  U.K. Pound Sterling denominated 50 million unsecured notes at 5.46 percent due December
2015

77,078

77,219

  Canadian dollar 15 million senior unsecured notes at 6.61 percent due August
2018

15,000

15,000

Canadian dollar revolving credit facility borrowings

155,000

39,000

Total long term debt

$
1,113,384

$
1,024,367

Pengrowth’s unsecured, covenant based revolving credit facility includes a committed value of $1.0 billion and a $250 million expansion feature providing $1.25 billion of credit capacity subject to the syndicate’s participation. The facility matures on October 29, 2013 and can be renewed at Pengrowth’s discretion anytime prior to its maturity subject to syndicate approval. In the event that the lenders do not agree to a renewal, the outstanding balance is due upon maturity.

This facility carries
floating interest rates that are expected to range between 2.00 percent and 3.25 percent over bankers’ acceptance rates, depending on Pengrowth’s ratio of senior debt to earnings before interest, taxes and non-cash items. As at
June 30, 2011, the available facility was reduced by drawings of $155 million (December 31, 2010 – $39 million) and outstanding letters of credit in the amount of approximately $18 million (December 31, 2010 – $18 million).

Pengrowth also maintains a $50 million demand operating facility with one Canadian bank. As at June 30, 2011, the availability of this facility was reduced by borrowings of approximately $29 million (December 31, 2010 – $22 million) and outstanding letters of credit of approximately $6 million (December 31, 2010 – $5 million). All borrowings under this facility are included in bank indebtedness on the balance sheet.

As of June 30, 2011, an unrealized cumulative foreign exchange gain of $90 million (December 31, 2010
– $63 million gain) has been recognized on the U.S. dollar term notes since the date of issuance. As of June 30, 2011, an unrealized cumulative foreign exchange gain of $37 million (December 31, 2010 – $37 million gain) has been recognized on the U.K. Pound Sterling denominated term notes since Pengrowth ceased to designate existing foreign exchange swaps as a hedge on January 1, 2007.

PENGROWTH Second Quarter 2011 Financial Results

8.
PROVISIONS

Asset retirement obligations

Contract Liabilities

Total

Balance, January 1, 2010

$
450,611

$
9,680

$
460,291

Assumed in business combinations

12,117

–

12,117

Provisions made during the period

12,097

–

12,097

Provisions disposed during the period

(3,284
)

–

(3,284
)

Provisions settled during the period

(20,926
)

–

(20,926
)

Revisions

(21,294
)

–

(21,294
)

Accretion and amortization

17,747

(1,728
)

16,019

Balance, December 31, 2010

$
447,068

$
7,952

$
455,020

Provisions made during the period

2,140

–

2,140

Provisions disposed during the period

(1,130
)

–

(1,130
)

Provisions settled during the period

(11,973
)

–

(11,973
)

Accretion and amortization

7,712

(838
)

6,874

Balance, June 30, 2011

$
443,817

$
7,114

$
450,931

As of June 30, 2011

Current

$
16,874

$
1,663

$
18,537

Non-current

426,943

5,451

432,394

$
443,817

$
7,114

$
450,931

As of December 31, 2010

Current

$
18,811

$
1,677

$
20,488

Non-current

428,257

6,275

434,532

$
447,068

$
7,952

$
455,020

ASSET RETIREMENT OBLIGATIONS (“ARO”)

Pengrowth has estimated the net present value of its total ARO to be $444 million as at June 30, 2011 (December 31, 2010 – $447 million), based on a total escalated future liability of $1,816 million
(December 31, 2010 – $1,823 million). These costs are expected to be made over 66 years with the majority of the costs incurred between 2041 and 2076. Pengrowth’s discount rate, being the risk free rate related to the liability, of three and one half percent (December 31, 2010 – three and one half percent) and an inflation rate of one and one half percent (December 31, 2010 – one and one half percent) were used to calculate the net present value of the ARO.

9.
INCOME TAXES

A reconciliation of tax (reduction) expense
calculated based on the income (loss) before taxes at the statutory tax rate to the actual provision for income taxes is as follows:

Six months ended June 30, 2011

Six months ended June 30, 2010

Income before taxes

$
113,950

$
167,800

Combined federal and provincial tax rate

26.86%

28.40%

Expected income tax expense

30,607

47,655

Net income of the Trust (1)

–

(34,655
)

Foreign exchange (gain) loss (2)

(3,673
)

831

Effect of change in corporate tax rate

(8,137
)

(6,626
)

Other including stock based compensation (3)

1,190

3,381

Deferred income tax expense

$
19,987

$
10,586

(1)
Relates to estimated distributions of taxable income at the trust level at June 30, 2010 of $122.0 million x 28.40% where the income tax liability was the responsibility of the unitholder.

44

PENGROWTH Second Quarter 2011 Financial Results

(2)
Reflects the 50% non-taxable portion of unrealized foreign exchange (gains) losses.

(3)
Primarily expenses that are non-deductible for tax purposes and other adjustments.

Deferred income tax is a non-cash item relating to the temporary differences between the accounting and tax basis of Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows.

Under IFRS, taxable temporary differences in the stand alone financial statements of Pengrowth Energy Trust must be measured using the top marginal personal tax rate of 39%, as opposed to the corporate tax rate. As Pengrowth Energy Trust had significant unutilized tax pools prior to conversion to a dividend paying corporation on December 31, 2010 this resulted in the recognition of a larger deferred tax asset of approximately $164 million at June 30, 2010 (January 1, 2010 – $164 million). The offset to the increased deferred tax asset was recorded as an adjustment to the opening retained earnings as of
January 1, 2010. Upon conversion to a dividend paying corporation on December 31, 2010, this additional deferred tax asset was adjusted to the corporate tax rate of approximately 25% and then de-recognized through earnings on
December 31, 2010.

10.
SHAREHOLDERS’ CAPITAL

Pengrowth is authorized to issue
an unlimited number of common shares and up to 10 million preferred shares. No preferred shares have been issued. Pursuant to a Plan of Arrangement, shareholders’ capital was reduced by the amount of the consolidated deficit upon conversion to a dividend paying corporation on December 31, 2010.

Six months ended June 30, 2011

Year ended December 31, 2010

Common Shares

Number of Common Shares

Amount

Number of Common Shares

Amount

Balance, beginning of period

326,024,040

$
3,171,719

–

$
–

Issued to trust unitholders (1)

–

–

321,910,802

5,270,631

Issued to exchangeable shareholders (1)

–

–

4,113,238

52,567

Share based compensation (cash exercised)

354,087

2,334

–

–

Share based compensation (non-cash exercised)

249,575

2,903

–

–

Issued for cash under Dividend Reinvestment Plan (DRIP)

1,872,677

22,357

–

–

Issue costs net of tax

–

(108
)

–

–

Elimination of the deficit

–

–

–

(2,151,479
)

Balance, end of period

328,500,379

$
3,199,205

326,024,040

$
3,171,719

(1)
As a result of the conversion to a dividend paying corporation, all outstanding trust units and exchangeable shares were converted to common shares on December 31, 2010.

Six months ended June 30, 2011

Year ended December 31, 2010

Trust Units Issued

Number of Trust Units

Amount

Number of Trust Units

Amount

Balance, beginning of period

–

$
–

289,834,790

$
4,927,324

Trust unit based compensation (cash exercised)

–

–

587,314

3,661

Trust unit based compensation (non-cash exercised)

–

–

257,607

3,589

Issued for cash under Distribution Reinvestment Plan (DRIP)

–

–

2,282,912

24,072

Issued for the Monterey business combination

–

–

27,967,959

307,648

Issued on redemption of Exchangeable shares(1)

–

–

980,220

11,339

Issue costs net of tax

–

–

–

(623
)

Change in effective tax rate on issue costs (Note 16)

–

–

–

(6,379
)

Trust units exchanged for common shares under the Arrangement

–

–

(321,910,802
)

(5,270,631
)

Balance, end of period

–

$
–

–

$
–

PENGROWTH Second Quarter 2011 Financial Results

Six months ended June 30, 2011

Year ended December 31, 2010

Exchangeable Shares

Number of Exchangeable Shares

Amount

Number of Exchangeable Shares

Amount

Balance, beginning of year

–

$
–

–

$
–

Issued for the Monterey business combination

–

–

4,994,426

54,939

Redemptions at fair value of trust units or common shares (Note 16)

–

–

–

8,967

Redeemed for trust units

–

–

(973,980
)

(11,339
)

Exchanged for common shares under the Arrangement

–

–

(4,020,446
)

(52,567
)

Balance at December 31, 2010

–

$
–

–

$
–

11.
SHARE BASED COMPENSATION PLANS

Pengrowth has several share
based compensation plans. The Long Term Incentive Plan (LTIP) as described below is used to grant awards of share based compensation on or after January 1, 2011. The long term incentive plans that were used prior to conversion to a corporate entity are being phased out with no new awards to be issued under the previous incentive plans. Up to four and one half percent of the issued and outstanding common shares, in aggregate, may be reserved for issuance under the share based compensation plans.

LONG TERM INCENTIVE PLAN (LTIP)

Effective January 1, 2011, the following plans under the new LTIP were implemented:

(a)
Performance Share Units (PSUs)

PSUs entitle
the holder to a number of common shares to be issued in the third year after grant. PSUs are awarded to employees, officers and special consultants. The number of shares issued will be subject to a performance factor ranging from zero to two times the aggregate of the number of shares granted plus the amount of reinvested notional dividends.

(b)
Restricted Share Units (RSUs)

RSUs are
awarded to employees, officers and special consultants and entitle the holder to a number of common shares plus reinvested notional dividends to be issued at vesting over three years. The RSUs generally vest on the first, second and third anniversary date from the date of grant.

(c)
Deferred Share Units (DSUs)

The DSU plan is
currently applicable only for members of the Board of Directors. Each DSU entitles the holder to a number of common shares plus reinvested notional dividends. The DSUs vest upon grant but can only be converted to common shares upon the holder ceasing to be a Director of Pengrowth. The number of common shares ultimately issued will be equal to the number of DSUs initially granted to the holder plus the amount of reinvested notional dividends accruing during the term of the DSUs.

The Board of Directors retains certain discretion with respect to performance criteria and other aspects of the LTIP.

The following provides a continuity of the LTIP:

Six months ended June 30, 2011

PSUs

RSUs

DSUs

Number of share units

Weighted average price

Number of share units

Weighted average price

Number of share units

Weighted average price

Outstanding, beginning of period

–

$
–

–

$
–

–

$
–

Granted

573,550

12.77

813,003

12.64

47,468

12.64

Forfeited

(49,302
)

12.65

(58,061
)

12.64

–

–

Exercised

–

–

(822
)

13.40

–

–

Deemed DRIP (1)

8,836

12.67

12,547

12.64

775

12.64

Outstanding, end of period

533,084

$
12.78

766,667

$
12.64

48,243

$
12.64

(1)
Weighted average deemed DRIP price is based on the average of the original grant prices.

46

PENGROWTH Second Quarter 2011 Financial Results

Compensation expense related to PSU, RSU, and DSU plans are based on the fair value of the share units at the date of grant. The fair value of the performance related share units is determined at the date of grant using the closing share price and is adjusted for the estimated performance multiplier. The amount of compensation expense is reduced by an estimated forfeiture rate at the date of grant, which has been estimated at 10 to 25 percent for employees and 3 to 15 percent for officers, depending on the vesting period. There is no forfeiture rate applied for DSUs as they vest immediately upon grant. For the performance related share plans, the number of shares awarded at the end of the vesting period is subject to certain performance conditions. Fluctuations in compensation expense may occur due to changes in estimating the outcome of the performance conditions. Compensation expense is recognized in income over the vesting period with a corresponding increase or decrease to contributed surplus. Upon the issuance of common shares at the end of the vesting period, shareholders’ capital is increased and contributed surplus is decreased by the amount of compensation expense incurred during the vesting period. The shares are issued from treasury upon vesting.

Pengrowth recorded $3.3 million of compensation expense in the six months ended June 30, 2011 related to the new LTIP units based on the weighted average grant date fair value of $12.69 per share unit (June 30, 2010 – NIL). As at June 30, 2011, the amount of compensation expense to be recognized over the remaining vesting period was $11.8 million or $10.12 per share unit subject to the determination of the performance multiplier. The unrecognized compensation cost will be expensed to net income over the remaining weighted average vesting period of 2.0 years.

PREVIOUS LONG TERM INCENTIVE PLAN

(a)
Deferred Entitlement Share
Units Plan (formerly the DEU Plan)

The DESU plan comprises of two types of awards being performance and non-performance related share units. The performance related share units issued to each participant at the end of the three year vesting period will be subject to a performance test which compares Pengrowth’s three year average total return to the three year average total return of a peer group of other energy corporations such that upon vesting, the number of shares issued from treasury may range from zero to two times the total of the number of shares granted plus accrued shares through the deemed reinvestment of notional dividends. The non-performance related share units generally vest equally over three years and entitles the holder in each vesting year to one third of the number of common shares initially granted plus the amount of any reinvested notional dividends.

The following provides a continuity of the DESUs:

Six months ended June 30, 2011

Year Ended December 31, 2010

DESUs

Number of DESUs

Weighted average price

Number of DESUs

Weighted average price

Outstanding, beginning of period

2,948,588

$
10.95

2,291,469

$
12.38

Granted

–

–

1,469,536

11.21

Forfeited

(214,845
)

9.63

(548,323
)

11.12

Exercised

(249,575
)

11.14

(459,074
)

18.82

Vested, no shares issued (1)

(471,483
)

16.81

–

–

Deemed DRIP (2)

81,124

10.23

194,980

11.20

Outstanding, end of period

2,093,809

$
9.72

2,948,588

$
10.95

Comprised of:

Performance related DESUs

1,439,144

$
8.32

1,957,660

$
10.47

Non-Performance related DESUs

654,666

12.79

990,928

11.91

Outstanding, end of period

2,093,810

$
9.71

2,948,588

$
10.95

(1)
2008 DEU grant vested in 2011 with performance multiplier of zero percent

(2)
Weighted average deemed DRIP price is based on the average of the original grant prices.

Pengrowth recorded $3.1 million of compensation expense in the six months ended June 30, 2011 related to the DESUs (June 30, 2010 – $4.6 million). As at June 30, 2011, the amount of compensation expense to be recognized over the remaining vesting period was $6.6 million (December 31, 2010 – $10.0 million) or $3.09 per DESU (December 31, 2010 – $4.26 per DESU), subject to the determination of the performance multiplier. The unrecognized compensation cost will be expensed to net income over the remaining weighted average vesting period of 1.4 years (December 31, 2010 – 1.6 years).

PENGROWTH Second Quarter 2011 Financial Results

(b)
Common Share Rights Incentive Plan (formerly the Trust Unit Rights Incentive Plan)

The Trust Unit Rights Incentive Plan that was effective under the Trust was renamed on conversion the Common Share Rights Incentive Plan. This plan consists of two types of awards being share unit options exercisable at a fixed price and share unit rights exercisable at the original grant price or at a reduced price that is calculated in accordance with the plan. The Common Share Rights Incentive Plan provides the holder the right to purchase common shares over a five year period. Through June 30, 2011 and for 2010 there were no exercise price reductions under this plan (2009 – $0.03 per share unit right).

  Six months ended
June 30, 2011

  Year Ended
December 31, 2010

Number outstanding

Weighted average price

Number outstanding

Weighted average price

Outstanding, beginning of period

3,583,766

$
12.70

5,455,598

$
12.23

Granted (1)

–

–

30,144

11.22

Forfeited

(359,863
)

18.11

(1,314,662
)

13.59

Exercised

(354,087
)

6.59

(587,314
)

6.23

Outstanding, end of period

2,869,816

$
12.76

3,583,766

$
12.70

Comprised of:

Share Unit Options

1,279,265

$
7.15

1,646,445

$
7.02

Share Unit Rights

1,590,551

17.27

1,937,321

17.53

Outstanding, end of period

2,869,816

$
12.76

3,583,766

12.70

(1)
Weighted average exercise price of rights granted are based on the exercise price at the date of grant.

Pengrowth recorded $0.2 million of compensation expense related to the common share rights incentive plan during the six months ended June 30, 2011 (June 30, 2010 – $0.7 million). As at June 30,
2011, the amount of compensation expense to be recognized over the remaining vesting period was $0.1 million (December 31, 2010 – $0.2 million), or $0.01 per share unit right (December 31, 2010 – $0.04 per share unit right). The unrecognized compensation cost will be expensed to net income over the weighted average remaining vesting period of 0.25 years (December 31, 2010 – 0.4 years).

The total share based compensation expense for the six months ended June 30, 2011 was $6.6 million which is composed of $3.3 million, $3.1 million and $0.2 million related to the new LTIP, DESUs and rights, respectively.

12.
OTHER CASH FLOW DISCLOSURES

Reclassifications

Pengrowth made certain
presentation changes under IFRS that differ from previous GAAP. Under IFRS, the amount of cash interest paid is presented as a use of cash in financing activities and hydrocarbon injectant purchases are presented as a use of cash in investing activities. These items were presented as a use of cash in operating activities under previous GAAP (see Note 16).

Change in Non-Cash
Operating Working Capital

Three months ended

Six months ended

Cash provided by (used for):

June 30, 2011

June 30, 2010

June 30, 2011

June 30, 2010

Accounts receivable

$
(4,826
)

$
13,577

$
5,665

$
17,586

Accounts payable

7,865

(30,955
)

(18,578
)

(30,959
)

$
3,039

$
(17,378
)

$
(12,913
)

$
(13,373
)

Change in Non-Cash Investing Working Capital

Three months ended

Six months ended

Cash provided by (used for):

June 30, 2011

June 30, 2010

June 30, 2011

June 30, 2010

Accounts receivable

$
–

$
(5,700
)

$
–

$
(5,205
)

Accounts payable and capital accruals

16,701

(7,651
)

12,341

(857
)

$
16,701

$
(13,351
)

$
12,341

$
(6,062
)

48

PENGROWTH Second Quarter 2011 Financial Results

13.
AMOUNTS PER SHARE

The following reconciles the weighted
average number of shares used in the basic and diluted net income per share calculations:

Three months ended

Six months

June 30, 2011

June 30, 2010

June 30, 2011

June 30, 2010

Weighted average number of shares – basic

327,753,700

291,054,689

327,067,114

290,622,468

Dilutive effect of share based compensation plans

2,605,178

2,205,902

2,496,310

2,047,659

Weighted average number of shares – diluted

330,358,878

293,260,591

329,563,424

292,670,127

For the three and six months ended June 30, 2011, 1.6 million shares (June 30, 2010 – 2.4 million) issuable on exercise of the share based compensation plans were excluded from the diluted net income per share calculation as their effect is anti-dilutive.

14.
FINANCIAL INSTRUMENTS

MARKET RISK

Market risk is the risk that the fair value, or future cash flows of financial assets and liabilities, will fluctuate due to movements in market prices.
Market risk is composed of commodity price risk, foreign currency risk and interest rate risk.

Commodity Price Risk

As at June 30, 2011, Pengrowth had fixed the price applicable to future production as follows:

Crude Oil:

Reference Point

Volume (bbl/d)

Remaining Term

Price per bbl

Financial:

WTI (1)

16,000

July 1, 2011 - Dec 31, 2011

$
90.97

Cdn

WTI (1)

10,000

Jan 1, 2012 - Dec 31, 2012

95.12

Cdn

(1)
Associated Cdn $/U.S. $ foreign exchange rate has been fixed.

Natural Gas:

Reference Point

Volume (MMbtu/d)

Remaining Term

Price per MMbtu

Financial:

AECO

14,217

Jul 1, 2011 - Oct 31, 2011

$
4.21

Cdn

AECO

45,021

Jul 1, 2011 - Dec 31, 2011

5.60

Cdn

Chicago MI (1)

5,000

Jul 1, 2011 - Dec 31, 2011

6.78

Cdn

AECO

14,217

Jan 1, 2012 - Dec 31, 2012

4.45

Cdn

(1)
Associated Cdn $/U.S. $ foreign exchange rate has been fixed.

The
above commodity risk management contracts are recorded on the balance sheet at fair value with changes in fair value included in net income.

The fair
value of the commodity risk management contracts are recorded as current and non-current assets and liabilities on a contract by contract basis.

Commodity Price Sensitivity

Each Cdn $1 per barrel change
in future oil prices would result in approximately Cdn $6.5 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts as at June 30, 2011 (June 30, 2010 – $4.1 million). Similarly, each Cdn $0.25 per MMbtu change in future natural gas prices would result in approximately Cdn $4.0 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts (June 30, 2010 – $9.3 million).

As of close June 30, 2011, the AECO spot price gas price was approximately $3.74/MMbtu (June 30, 2010 – $3.75/MMbtu), the WTI prompt month price was US
$95.42 per barrel (June 30, 2010 – $75.63 per barrel).

PENGROWTH Second Quarter 2011 Financial Results

Power Price Risk

As at June 30, 2011, Pengrowth had fixed the price applicable to future power costs as follows:

Power:

Reference Point

Volume (MW)

Remaining Term

Price per MW

Financial:

AESO

25

July 1, 2011 - Dec 31, 2011

$
46.34

Cdn

As of close June 30, 2011, the Alberta average power pool spot price was approximately $77.10/MW (June 30, 2010 –
$25.03/MW).

The above power risk management contracts are classified recorded at fair value on the balance sheet and split between current and non-current assets and liabilities on a contract by contract basis. The change in the power risk management contracts during the period is recognized as an unrealized gain or loss on the statement of income.

Power Price Sensitivity

Each Cdn $1 per MW change in future
power prices would result in approximately Cdn $0.1 million pre-tax change in the unrealized gain (loss) on power risk management contracts as at June 30, 2011 (June 30, 2010 – $0.1 million).

Foreign Exchange Risk

Pengrowth is exposed to
foreign currency fluctuations as crude oil and natural gas prices received are referenced to U.S. dollar denominated prices. Pengrowth has mitigated some of this exchange risk by entering into fixed Canadian dollar crude oil and natural gas price swaps as outlined in the commodity price risk section above.

Pengrowth is exposed to foreign currency fluctuation on the U.S. dollar denominated notes for both interest and principal payments. Pengrowth has not entered into any contracts to mitigate the foreign exchange risk associated with the U.S. dollar denominated term notes as the U.S. dollar denominated interest payments partially offset
U.S. dollar denominated revenues.

Pengrowth entered into foreign exchange risk management contracts in conjunction with issuing U.K. Pounds Sterling
50 million ten year term notes which fixed the Canadian dollar to U.K. Pound Sterling exchange rate on the interest and principal of the U.K. Pound Sterling denominated debt at approximately 0.4976 U.K. Pounds Sterling per Canadian dollar.

Foreign Exchange Rate Sensitivity

The
following summarizes the sensitivity on a pre-tax basis of a change in the foreign exchange rate on unrealized foreign exchange gains (losses) related to the translation of the foreign denominated term debt and on unrealized gains (losses) related to the change in the fair value of the foreign exchange risk management contracts, holding all other variables constant:

Cdn $0.01 Exchange Rate Change

Foreign Exchange Sensitivity as at June 30, 2011

Cdn - U.S.

Cdn - U.K.

Unrealized foreign exchange gain or loss on foreign denominated debt

$
9,020

$
500

Unrealized foreign exchange risk management gain or loss

–

579

Cdn $0.01 Exchange Rate Change

Foreign Exchange Sensitivity as at June 30, 2010

Cdn - U.S.

Cdn - U.K.

Unrealized foreign exchange gain or loss on foreign denominated debt

$
9,020

$
500

Unrealized foreign exchange risk management gain or loss

–

588

Interest Rate Risk

Pengrowth is exposed to interest rate risk on the Canadian dollar revolving credit facility as the interest is based on floating interest rates.

Interest Rate Sensitivity

As at June 30, 2011,
Pengrowth has approximately $1.1 billion of long term debt (December 31, 2010 – $1.0 billion) of which $155 million (December 31, 2010 – $39 million) is based on floating interest rates. A one percent increase in interest rates would increase pre-tax interest expense by approximately $1.6 million for the year based on the amount of floating interest debt outstanding as at June 30, 2011 of $155 million. As at June 30, 2010, there was no floating rate debt outstanding.

50

PENGROWTH Second Quarter 2011 Financial Results

Summary of Risk Management Contracts

Pengrowth’s risk management contracts are recorded on the balance sheet at their estimated fair value and realized and unrealized gains and losses are included in the income statement.

The following tables provide details of the fair value of risk management contracts and the unrealized and realized gains and losses on risk management recorded in the income statement:

As at and for the six month period ended June 30, 2011

Commodity risk management contracts (1)

Power risk management contracts (2)

Foreign exchange risk management contracts (3)

Total

Current portion of risk management assets

$
11,174

$
3,477

$
–

$
14,651

Non-current portion of risk management assets

485

–

–

485

Current portion of risk management liabilities

(3,386
)

–

(1,264
)

(4,650
)

Non-current portion of risk management liabilities

(5,543
)

–

(23,854
)

(29,397
)

Risk management assets (liabilities), end of period

2,730

3,477

(25,118
)

(18,911
)

Risk management (liabilities) assets at beginning of period

(2,085
)

870

(25,929
)

(27,144
)

Unrealized gain on risk management contracts for the period

4,815

2,607

811

8,233

Realized (loss) gain on risk management contracts for the period

(84
)

2,231

(603
)

1,544

Total unrealized and realized gain on risk management contracts for the period

$
4,731

$
4,838

$
208

$
9,777

As at and for the six month period ended June 30, 2010

Commodity risk management contracts (1)

Power risk management contracts (2)

Foreign exchange risk management contracts (3)

Total

Current portion of risk management assets (liabilities)

$
46,582

$
1,100

$
(1,170
)

$
46,512

Non-current portion of risk management assets (liabilities)

6,600

116

(19,980
)

(13,264
)

Current portion of risk management liabilities

(1,840
)

(1,840
)

Risk management assets (liabilities), end of period

51,342

1,216

(21,150
)

31,408

Risk management (liabilities) assets at beginning of period

(9,034
)

–

(17,789
)

(26,823
)

Unrealized gain (loss) on risk management contracts for the period

60,376

1,216

(3,361
)

58,231

Realized gain (loss) on risk management contracts for the period

30,274

1,166

(605
)

30,835

  Total unrealized and realized (loss) gain on risk management contracts for the period

$
90,650

$
2,382

$
(3,966
)

$
89,066

(1)
Unrealized gains and losses are presented as a separate caption in revenue. Realized gains and losses are included in oil and gas sales.

(2)
Unrealized gains and losses are included in other expenses (income). Realized gains and losses are included in operating expenses.

(3)
Unrealized gains and losses are presented as a separate caption in expenses. Realized gains and losses are included in interest expense.

FAIR VALUE

The fair value of accounts receivable,
accounts payable, bank indebtedness, and dividends payable approximate their carrying amount due to the short-term nature of those instruments. The fair value of the Canadian dollar revolving credit facility is equal to its carrying amount as the facility bears interest at floating rates and credit spreads within the facility are indicative of market rates. The fair value of the remediation trust funds and investment in a private company are equal to their carrying amount as these assets are classified as fair value through profit or loss and carried at fair value.

PENGROWTH Second Quarter 2011 Financial Results

The following tables provide fair value measurement information for financial assets and liabilities as of
June 30, 2011 and December 31, 2010.

Fair Value Measurements Using:

As at June 30, 2011

Carrying Amount

Fair Value

Quoted Prices in Active Markets (Level 1)

Significant Other Observable Inputs (Level 2)

Significant Unobservable Inputs (Level 3)

Financial Assets

Remediation trust funds

$
45,424

$
45,424

$
45,424

$
–

$
–

Fair value of risk management contracts

15,136

15,136

–

15,136

–

Investment in Private Corporation

12,000

12,000

12,000

Financial Liabilities

U.S. dollar denominated senior unsecured notes

866,306

971,291

–

971,291

–

Cdn dollar senior unsecured notes

15,000

15,846

–

15,846

–

U.K. Pound Sterling denominated unsecured notes

77,078

84,986

–

84,986

–

Fair value of risk management contracts

34,047

34,047

–

34,047

–

Fair Value Measurements Using:

As at December 31, 2010

Carrying Amount

Fair Value

Quoted Prices in Active Markets (Level 1)

Significant Other Observable Inputs (Level 2)

Significant Unobservable Inputs (Level 3)

Financial Assets

Remediation trust funds

$
42,115

$
42,115

$
42,115

$
–

$
–

Fair value of risk management contracts

13,550

13,550

–

13,550

–

Investment in Private Corporation

12,000

12,000

–

12,000

Financial Liabilities

U.S. dollar denominated senior unsecured notes

893,148

988,949

–

988,949

–

Cdn dollar senior unsecured notes

15,000

15,735

–

15,735

–

U.K. Pound Sterling denominated unsecured notes

77,219

84,599

–

84,599

–

Fair value of risk management contracts

40,694

40,694

–

40,694

–

Level 1 Fair Value Measurements

Financial assets and liabilities are recorded at fair value based on quoted prices in active markets.

Level 2
Fair Value Measurements

Risk management contracts – the fair value of the risk management contracts is based on commodity and foreign exchange curves that are readily available or, in their absence, third-party market indications and forecasts priced on the last trading day of the applicable period.

Term notes – the fair value of the term notes is determined based on the risk free interest rate on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.

52

PENGROWTH Second Quarter 2011 Financial Results

Level 3 Fair Value Measurements

Investment in Private Corporation – the fair value of the investment in Private Corporation is determined considering several factors, particularly the issue price of the shares in the most recent private placement. There have been no changes to the fair value in the six months ended June 30, 2011.

CREDIT RISK

Pengrowth considers amounts over 90 days as past due. As at June 30, 2011, the amount of accounts receivable that were past due was not significant. Pengrowth has not recorded a significant allowance for doubtful accounts during 2011 and 2010 and has no significant bad debt provision at June 30, 2011. Pengrowth’s objectives, processes and policies for managing credit risk have not changed from the previous year.

LIQUIDITY RISK

All
of Pengrowth’s financial liabilities are current and due within one year, except as follows:

As at June 30, 2011

Carrying Amount

Contractual Cash Flows

Within 1 year

1-2 years

2-5 years

More than 5 years

Cdn dollar revolving credit facility (1)

$
155,000

$
167,061

$
5,181

$
5,167

$
156,713

$
–

Cdn dollar senior unsecured notes (1)

15,000

22,087

994

992

2,977

17,124

U.S. dollar denominated senior unsecured notes (1)

866,307

1,222,702

55,010

102,583

222,098

843,011

  U.K. Pound Sterling denominated unsecured
notes (1)

77,078

96,085

4,236

4,225

87,624

–

Remediation trust fund payments

–

12,500

250

250

750

11,250

Commodity risk management contracts

5,543

5,659

–

5,659

–

–

Foreign exchange risk management contracts

23,854

135

30

30

75

–

(1)
Contractual cash flows include future interest payments calculated at period end exchange rates and interest rates.

As at December 31, 2010

Carrying Amount

Contractual Cash Flows

Within 1 year

1-2 years

2-5 years

More than 5 years

Cdn dollar revolving credit facility (1)

$
39,000

$
42,644

$
1,289

$
1,289

$
40,066

$
–

Cdn dollar senior unsecured notes (1)

15,000

22,578

992

992

2,975

17,619

U.S. dollar denominated senior unsecured notes (1)

893,148

1,288,764

56,571

56,571

281,108

894,514

  U.K. Pound Sterling denominated unsecured
notes (1)

77,219

98,393

4,235

4,235

89,923

–

Remediation trust fund payments

–

12,500

250

250

750

11,250

Commodity risk management contracts

6,736

6,911

–

6,911

–

–

Foreign exchange risk management contracts

24,680

150

30

30

90

–

(1)
Contractual cash flows include future interest payments calculated at period end exchange rates and interest rates.

15.
FOREIGN EXCHANGE (GAIN) LOSS

Three months ended

Six months ended

June 30, 2011

June 30, 2010

June 30, 2011

June 30, 2010

  Unrealized foreign exchange (gain) loss on translation of U.S. dollar denominated debt

$
(4,600
)

$
42,896

$
(27,149
)

$
12,447

  Unrealized foreign exchange (gain) loss on translation of U.K. pound sterling denominated debt

(390
)

2,455

(175
)

(5,405
)

$
(4,990
)

$
45,351

$
(27,324
)

$
7,042

Unrealized loss (gain) on foreign exchange risk management contracts

356

(3,191
)

(811
)

3,361

Unrealized foreign exchange (gain) loss

$
(4,634
)

$
42,160

$
(28,135
)

$
10,403

Realized foreign exchange loss

$
207

$
2,498

$
282

$
2,528

PENGROWTH Second Quarter 2011 Financial Results

16.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS

RECONCILIATION OF BALANCE SHEET FROM PREVIOUS GAAP TO IFRS

AT THE DATE OF IFRS TRANSITION – JANUARY 1, 2010

(unaudited)

Note

  Previous
GAAP

Reclassification upon transition to IFRS

Effect of transition to IFRS

IFRS

ASSETS

Current Assets

Accounts receivable

$
182,342

$
–

$
–

$
182,342

Fair value of risk management contracts

14,001

14,001

Future income taxes

(e)

969

(969
)

–

197,312

(969
)

–

196,343

Other assets

(d)

46,027

6,984

53,011

Deferred income taxes

(e)

(180,671
)

221,588

40,917

Property, plant and equipment

(a)

3,789,369

(67,597
)

15,412

3,737,184

Exploration and evaluation assets

(a)

67,597

67,597

Goodwill

(c)

660,896

660,896

TOTAL ASSETS

$
4,693,604

$
(181,640
)

$
243,984

$
4,755,948

LIABILITIES AND UNITHOLDERS’ EQUITY

Current Liabilities

Bank indebtedness

$
11,563

$
–

$
–

$
11,563

Accounts payable

185,337

185,337

Distributions payable to unitholders

40,590

40,590

Fair value of risk management contracts

17,555

17,555

Contract liabilities

(b)

1,728

(1,728
)

–

Current portion of long-term debt

157,546

157,546

Current portion of provisions

(b)

21,227

21,227

414,319

19,499

–

433,818

Fair value of risk management contracts

23,269

23,269

Contract liabilities

(b)

7,952

(7,952
)

–

Convertible debentures

74,828

74,828

Long term debt

907,599

907,599

Provisions

(b)

277,249

161,815

439,064

Asset retirement obligations

(b)

288,796

(288,796
)

–

Future income taxes

(e)

181,640

(181,640
)

–

1,898,403

(181,640
)

161,815

1,878,578

Trust Unitholders’ Equity

Trust unitholders’ capital

(f)

4,920,945

6,379

4,927,324

Equity portion of convertible debentures

160

160

Contributed surplus

18,617

18,617

Deficit

(f)

(2,144,521
)

75,790

(2,068,731
)

2,795,201

–

82,169

2,877,370

TOTAL LIABILITIES AND UNITHOLDERS’ EQUITY

$ 4,693,604

$
(181,640
)

$
243,984

$
4,755,948

54

PENGROWTH Second Quarter 2011 Financial Results

16.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

RECONCILIATION OF BALANCE SHEET FROM PREVIOUS GAAP TO IFRS

AS AT JUNE 30, 2010

(unaudited)

Note

Previous GAAP

Reclassification upon transition to IFRS

Effect of transition to IFRS

IFRS

ASSETS

Current Assets

Cash and Cash Equivalents

$
4,780

$
–

$
–

$
4,780

Accounts receivable

171,704

171,704

Fair value of risk management contracts

47,682

47,682

224,166

–

–

224,166

Fair value of risk management contracts

6,716

6,716

Other assets

(d)

52,320

7,003

59,323

Deferred income taxes

(e)

(171,800
)

202,445

30,645

Property, plant and equipment

(a)

3,588,373

(78,613
)

179,980

3,689,740

Exploration and evaluation assets

(a)

78,613

78,613

Goodwill

(c)

660,896

660,896

TOTAL ASSETS

$
4,532,471

$
(171,800
)

$
389,428

$
4,750,099

LIABILITIES AND UNITHOLDERS’ EQUITY

Current Liabilities

Accounts payable

$
153,432

$
–

$
–

$
153,432

Distributions payable to unitholders

40,792

40,792

Fair value of risk management contracts

3,010

3,010

Future income taxes

(b)

12,582

(12,582
)

–

Contract liabilities

1,702

(1,702
)

–

Current portion of provisions

(b)

22,560

22,560

211,518

8,276

–

219,794

Fair value of risk management contracts

(b)

19,980

19,980

Contract liabilities

7,114

(7,114
)

–

Long term debt

1,050,142

1,050,142

Provisions

(b)

278,677

252,733

531,410

Asset retirement obligations

(b)

292,421

(292,421
)

–

Future income taxes

(e)

159,218

(159,218
)

–

1,740,393

(171,800
)

252,733

1,821,326

Trust Unitholders’ Equity

Trust unitholders’ capital

(f)

4,935,375

6,379

4,941,754

Contributed surplus

20,748

20,748

Deficit

(f)

(2,164,045
)

130,316

(2,033,729
)

2,792,078

–

136,695

2,928,773

TOTAL LIABILITIES AND UNITHOLDERS’ EQUITY

$
4,532,471

$
(171,800
)

$
389,428

$
4,750,099

PENGROWTH Second Quarter 2011 Financial Results

16.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

RECONCILIATION OF BALANCE SHEET FROM PREVIOUS GAAP TO IFRS

AS AT DECEMBER 31, 2010

(unaudited)

Note

Previous GAAP

Reclassification upon transition to IFRS

Effect of transition to IFRS

IFRS

ASSETS

Current Assets

Cash and cash equivalents

$
2,849

$
–

$
–

$
2,849

Accounts receivable

189,616

189,616

Fair value of risk management contracts

13,550

13,550

206,015

–

–

206,015

Other assets

(d)

47,114

7,001

54,115

Property, plant and equipment

(a)

4,076,976

(511,569
)

172,609

3,738,016

Exploration and evaluation assets

(a)

511,569

511,569

Goodwill

(c)

712,661

4,230

716,891

TOTAL ASSETS

$
5,042,766

$
–

$
183,840

$
5,226,606

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities

Bank indebtedness

$
22,000

$
22,000

Accounts payable

240,952

240,952

Dividends payable

22,534

22,534

Fair value of risk management contracts

9,278

9,278

Future income taxes

1,203

(1,203
)

–

Contract liabilities

(b)

1,677

(1,677
)

–

Current portion of provisions

(b)

20,488

20,488

297,644

17,608

–

315,252

Fair value of risk management contracts

31,416

31,416

Contract liabilities

(b)

6,275

(6,275
)

–

Long term debt

1,024,367

1,024,367

Asset retirement obligations

259,538

(259,538
)

–

Provisions

(b)

247,002

187,530

434,532

Deferred income taxes

(b)

237,753

941

238,694

Future income taxes

(e)

236,550

(236,550
)

–

$
1,855,790

$
–

$
188,471

$
2,044,261

SHAREHOLDERS’ EQUITY

Shareholders’ capital

(f)

3,167,383

(4,631
)

8,967

3,171,719

Contributed surplus

19,593

(8,967
)

10,626

Deficit

(f)

4,631

(4,631
)

–

3,186,976

–

(4,631
)

3,182,345

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY

$
5,042,766

$
–

$
183,840

$
5,226,606

56

PENGROWTH Second Quarter 2011 Financial Results

16.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

RECONCILIATION OF INCOME STATEMENT FROM PREVIOUS GAAP TO IFRS

THREE MONTHS ENDED JUNE 30,
2010

(unaudited)

Note

  Previous
GAAP

Reclassification upon transition to IFRS

Effect of transition to IFRS

IFRS

REVENUES

Oil and gas sales

$
336,957

$
2,870

$

–

$
339,827

Royalties, net of incentives

(58,637
)

(58,637
)

278,320

2,870

–

281,190

Unrealized (loss) gain on commodity risk management

(2,906
)

(2,906
)

Processing and other income

3,233

3,233

278,647

2,870

–

281,517

EXPENSES

Operating

86,224

86,224

Transportation

4,642

2,870

7,512

Amortization of injectants for miscible floods

(g)

3,985

(3,985
)

–

Interest and financing charges

(g)

15,639

(15,639
)

–

General and administrative

(g)

14,628

–

14,628

Realized foreign exchange loss (gain)

(g)

2,498

(2,498
)

–

Unrealized foreign exchange loss (gain)

(g)

42,160

(42,160
)

–

Depletion, depreciation and amortization

(a) (g)

134,385

3,985

(29,892
)

108,478

Accretion

(g)

5,733

(5,733
)

–

Other expenses (income)

(g)

(17,517
)

17,517

–

292,377

(45,643
)

(29,892
)

216,842

OPERATING INCOME (LOSS)

(13,730
)

48,513

29,892

64,675

Other (income) expense items

Gain on disposition of properties

(a)

(1,673
)

(1,673
)

Realized foreign exchange loss

(g)

2,498

2,498

Unrealized foreign exchange (gain)

(g)

42,160

42,160

Interest and financing charges

(g)

15,639

15,639

Accretion

(g)

5,733

(1,263
)

4,470

Other (income) expense

(g)

(17,517
)

(10
)

(17,527
)

–

48,513

(2,946
)

45,567

INCOME BEFORE TAXES

(13,730
)

–

32,838

19,108

Future income tax (reduction) expense

(7,602
)

8,533

931

NET INCOME AND COMPREHENSIVE INCOME

$
(6,128
)

$
–

$
24,305

$
18,177

Deficit, beginning of period

(2,096,742
)

106,011

(1,990,731
)

Distributions declared

(61,175
)

–

(61,175
)

DEFICIT, END OF PERIOD

$
(2,164,045
)

$
–

$
130,316

$
(2,033,729
)

Net income per unit

Basic

$
(0.02
)

$
0.06

Diluted

$
(0.02
)

$
0.06

PENGROWTH Second Quarter 2011 Financial Results

16.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

RECONCILIATION OF INCOME STATEMENT FROM PREVIOUS GAAP TO IFRS

SIX MONTHS ENDED JUNE 30,
2010

(unaudited)

Note

Previous GAAP

Reclassification upon transition to IFRS

Effect of transition to IFRS

IFRS

REVENUES

Oil and gas sales

$
695,088

$
4,913

$
–

700,001

Royalties, net of incentives

(136,550
)

(136,550
)

558,538

4,913

–

563,451

Unrealized (loss) gain on commodity risk management

60,376

60,376

Processing and other income

10,418

10,418

629,332

4,913

–

634,245

EXPENSES

Operating

178,082

178,082

Transportation

7,948

4,913

12,861

Amortization of injectants for miscible floods

(g)

8,519

(8,519
)

–

Interest and financing charges

(g)

33,787

(33,787
)

–

General and administrative

(g)

28,847

28,847

Realized foreign exchange loss (gain)

(g)

2,528

(2,528
)

–

Unrealized foreign exchange loss (gain)

(g)

10,403

(10,403
)

–

Depletion, depreciation and amortization

(a) (g)

268,209

8,519

(60,184
)

216,544

Accretion

(g)

11,351

(11,351
)

–

Other expenses (income)

(g)

(14,473
)

14,473

–

535,201

(38,683
)

(60,184
)

436,334

OPERATING INCOME (LOSS)

94,131

43,596

60,184

197,911

Other (income) expense items

Gain on disposition of properties

(a)

(11,043
)

(11,043
)

Realized foreign exchange loss

(g)

2,528

2,528

Unrealized foreign exchange (gain)

(g)

10,403

10,403

Interest and financing charges

(g)

33,787

33,787

Accretion

(g)

11,351

(2,422
)

8,929

Other (income) expense

(g
)

(14,473
)

(20
)

(14,493
)

–

43,596

(13,485
)

30,111

INCOME BEFORE TAXES

94,131

–

73,669

167,800

Future income tax (reduction) expense

(8,557
)

19,143

10,586

NET INCOME AND COMPREHENSIVE INCOME

$
102,688

$
–

$
54,526

$
157,214

Deficit, beginning of period

(2,144,521
)

75,790

(2,068,731
)

Distributions declared

(122,212
)

(122,212
)

DEFICIT, END OF PERIOD

$
(2,164,045
)

$
–

$
130,316

$
(2,033,729
)

Net income per unit

Basic

$
0.37

$
0.61

Diluted

$
0.37

$
0.61

58

PENGROWTH Second Quarter 2011 Financial Results

16.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

RECONCILIATION OF INCOME STATEMENT FROM PREVIOUS GAAP TO IFRS

YEAR ENDED DECEMBER 31, 2010

(unaudited)

Note

Previous GAAP

Reclassification upon transition to IFRS

Effect of transition to IFRS

IFRS

REVENUES

Oil and gas sales

$
1,353,283

$
9,370

$
–

$
1,362,653

Royalties, net of incentives

(252,699
)

(252,699
)

1,100,584

9,370

–

1,109,954

Unrealized (loss) gain on commodity risk management

6,949

6,949

Processing and other income

20,598

20,598

1,128,131

9,370

–

1,137,501

EXPENSES

Operating

371,716

371,716

Transportation

15,739

9,370

25,109

Amortization of injectants for miscible floods

(g
)

15,056

(15,056
)

–

Interest and financing charges

(g
)

70,464

(70,464
)

–

General and administrative

(g
)

50,894

50,894

Realized foreign exchange loss (gain)

(g
)

2,061

(2,061
)

–

Unrealized foreign exchange loss (gain)

(g
)

(49,918
)

49,918

–

Depletion, depreciation and amortization

(a) (g)

529,396

15,056

(112,071
)

432,381

Accretion

(g
)

22,960

(22,960
)

–

Gain on equity investment

(g
)

(73,756
)

73,756

–

Other expenses (income)

(g
)

(11,909
)

11,909

–

942,703

49,468

(112,071
)

880,100

OPERATING INCOME (LOSS)

185,428

(40,098
)

112,071

257,401

Other (income) expense items

Gain on equity investment

(g
)

(73,756
)

(73,756
)

Gain on disposition of properties

(a
)

(18,425
)

(18,425
)

Realized foreign exchange loss

(g
)

2,061

2,061

Unrealized foreign exchange (gain)

(g
)

(49,918
)

(49,918
)

Interest and financing charges

(g
)

70,464

70,464

Accretion

(g
)

22,960

(5,216
)

17,744

Other (income) expense

(g
)

(11,909
)

(17
)

(11,926
)

–

(40,098
)

(23,658
)

(63,756
)

INCOME BEFORE TAXES

185,428

–

135,729

321,157

Future income tax (reduction) expense

(44,829
)

216,150

171,321

NET INCOME AND COMPREHENSIVE INCOME

$
230,257

$
–

$
(80,421
)

$
149,836

Deficit, beginning of year

(2,144,521
)

75,790

(2,068,731
)

Distributions declared

(232,584
)

–

(232,584
)

Elimination of deficit

2,146,848

4,631

2,151,479

DEFICIT, END OF YEAR

$
–

$
–

$
–

$
–

Net income per unit

Basic

$
0.76

$
0.47

Diluted

$
0.76

$
0.46

PENGROWTH Second Quarter 2011 Financial Results

16.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

RECONCILIATION OF STATEMENT OF CASH FLOWS FROM PREVIOUS GAAP TO IFRS

THREE MONTHS ENDED
JUNE 30, 2010

(unaudited)

Note

Previous GAAP

Reclassification upon transition to IFRS

Effect of transition to IFRS

IFRS

CASH PROVIDED BY (USED FOR):

OPERATING

Net income and comprehensive income

$
(6,128
)

$
—

$
24,305

$
18,177

Depletion, depreciation and accretion

(a
) (g)

140,118

3,985

(31,155
)

112,948

Amortization of injectants

(g
)

3,985

(3,985
)

—

Purchase of injectants

(1,698
)

1,698

—

Deferred income tax reduction

(d
)

(7,602
)

8,533

931

Contract liability amortization

(432
)

(432
)

Unrealized foreign exchange (gain) loss

(g
)

42,160

42,160

Unrealized (gain) loss on commodity risk management

(g
)

2,906

2,906

Trust unit based compensation

2,673

2,673

Gain on sale of assets

(a
)

(1,673
)

(1,673
)

Other items

(2,131
)

(10
)

(2,141
)

Funds flow from operations

173,851

1,698

—

175,549

Interest and financing charges

15,639

15,639

Expenditures on remediation

(3,661
)

(3,661
)

Changes in non-cash operating working capital

(8,640
)

(8,738
)

(17,378
)

161,550

8,599

—

170,149

FINANCING

Distributions paid

(61,104
)

(61,104
)

Bank indebtedness

(36,983
)

(36,983
)

Long term debt increase (decrease)

(1,680
)

(1,680
)

Interest paid

(f
)

(6,901
)

(6,901
)

Proceeds from issue of trust units

4,832

4,832

(94,935
)

(6,901
)

—

(101,836
)

INVESTING

Capital expenditures

(51,655
)

(51,655
)

Other property acquisitions

(1,806
)

(1,806
)

Purchase of injectants

(1,698
)

(1,698
)

Proceeds on property dispositions

6,977

6,977

Other investments

—

Change in remediation trust funds

(2,000
)

(2,000
)

Change in non-cash investing working capital

(13,351
)

(13,351
)

(61,835
)

(1,698
)

—

(63,533
)

CHANGE IN CASH AND CASH EQUIVALENTS

4,780

—

—

4,780

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD

—

—

—

—

CASH AND CASH EQUIVALENTS AT END OF PERIOD

$
4,780

$
—

$
—

$
4,780

60

PENGROWTH Second Quarter 2011 Financial Results

16.
RECONCILIATION OF EQUITY FROM PREVIOUS GAAP TO IFRS (continued)

RECONCILIATION OF STATEMENT OF CASH FLOWS FROM PREVIOUS GAAP TO IFRS

SIX MONTHS ENDED JUNE
30, 2010

(unaudited)

Note

Previous GAAP

Reclassification upon transition to IFRS

Effect of transition to IFRS

IFRS

CASH PROVIDED BY (USED FOR):

OPERATING

Net income and comprehensive income

$
102,688

$
–

$
54,526

$
157,214

Depletion, depreciation and accretion

(a) (g
)

279,560

8,519

(62,606
)

225,473

Amortization of injectants

(g
)

8,519

(8,519
)

–

Purchase of injectants

(6,868
)

6,868

–

Deferred income tax reduction

(d
)

(8,557
)

19,143

10,586

Contract liability amortization

(864
)

(864
)

Unrealized foreign exchange (gain) loss

(g
)

10,403

10,403

Unrealized (gain) loss on commodity risk management

(g
)

(60,376
)

(60,376
)

Trust unit based compensation

5,304

5,304

Gain on sale of assets

(a
)

(11,043
)

(11,043
)

Other items

330

(20
)

310

Funds flow from operations

330,139

6,868

–

337,007

Interest and financing charges

33,787

33,787

Expenditures on remediation

(8,391
)

(8,391
)

Changes in non-cash operating working capital

(13,462
)

89

(13,373
)

308,286

40,744

–

349,030

FINANCING

Distributions paid

(122,010
)

(122,010
)

Bank indebtedness

(11,563
)

(11,563
)

Redemption of convertible debentures

(76,610
)

(76,610
)

Long term debt increase (decrease)

(21,680
)

(21,680
)

Interest paid

(f
)

(33,876
)

(33,876
)

Proceeds from issue of trust units

10,943

10,943

(220,920
)

(33,876
)

–

(254,796
)

INVESTING

Capital expenditures

(115,291
)

(115,291
)

Other property acquisitions

(2,691
)

(2,691
)

Purchase of injectants

(6,868
)

(6,868
)

Proceeds on property dispositions

48,039

48,039

Other investments

(2,906
)

(2,906
)

Change in remediation trust funds

(3,675
)

(3,675
)

Change in non-cash investing working capital

(6,062
)

(6,062
)

(82,586
)

(6,868
)

–

(89,454
)

CHANGE IN CASH AND CASH EQUIVALENTS

4,780

–

–

4,780

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD

–

–

–

–

CASH AND CASH EQUIVALENTS AT END OF PERIOD

$
4,780

$
–

$
–

$
4,780

PENGROWTH Second Quarter 2011 Financial Results

16.
RECONCILIATION OF EQUITY FROM PREVIOUS GAAP TO IFRS (continued)

RECONCILIATION OF STATEMENT OF CASH FLOWS FROM PREVIOUS GAAP TO IFRS

YEAR ENDED DECEMBER
31, 2010

(unaudited)

Note

Previous GAAP

Reclassification upon transition to IFRS

Effect of transition to IFRS

IFRS

CASH PROVIDED BY (USED FOR):

OPERATING

Net income and comprehensive income

$
230,257

$
–

$
(80,421
)

$
149,836

Depletion, depreciation and accretion

(a) (g)

552,356

15,056

(117,287
)

450,125

Amortization of injectants

(g)

15,056

(15,056
)

–

Purchase of injectants

(9,324
)

9,324

–

Deferred income tax reduction

(d)

(44,829
)

216,150

171,321

Contract liability amortization

(1,728
)

(1,728
)

Unrealized foreign exchange (gain) loss

(g)

(49,918
)

(49,918
)

Unrealized (gain) loss on commodity risk management

(g)

(6,949
)

(6,949
)

Share based compensation

4,565

4,565

Gain on sale of assets

(a)

(18,425
)

(18,425
)

Non-cash gain on equity investment

(73,756
)

(73,756
)

Other items

1,192

(17
)

1,175

Funds flow from operations

616,922

9,324

–

626,246

Interest and financing charges

70,464

70,464

Expenditures on remediation

(20,926
)

(20,926
)

Changes in non-cash operating working capital

9,999

1,064

11,063

605,995

80,852

–

686,847

FINANCING

Distributions paid

(250,640
)

(250,640
)

Bank indebtedness

10,437

10,437

Redemption of convertible debentures

(76,610
)

(76,610
)

Long term debt increase (decrease)

(24,581
)

(24,581
)

Interest paid

(f)

(71,528
)

(71,528
)

Proceeds from equity issues

26,980

26,980

Other financing costs

(3,110
)

(3,110
)

(317,524
)

(71,528
)

–

(389,052
)

INVESTING

Capital expenditures

(333,842
)

(333,842
)

Other property acquisitions

(20,171
)

(20,171
)

Proceeds on property dispositions

60,721

60,721

Purchase of injectants

(9,324
)

(9,324
)

Other investments

(2,906
)

(2,906
)

Change in remediation trust funds

(6,952
)

(6,952
)

Change in non-cash investing working capital

17,528

17,528

(285,622
)

(9,324
)

–

(294,946
)

CHANGE IN CASH AND CASH EQUIVALENTS

2,849

–

–

2,849

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD

–

–

–

–

CASH AND CASH EQUIVALENTS AT END OF PERIOD

$
2,849

$
–

$
–

$
2,849

62

PENGROWTH Second Quarter 2011 Financial Results

16.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

Notes to reconciliations

(a) Property, Plant and Equipment and Exploration and Evaluation
Assets

IFRS 1 election for full cost oil and gas entities

Pengrowth elected to utilize an IFRS 1 exemption whereby the full cost pool using previous GAAP was measured upon transition to IFRS as follows:

(i) E&E assets were reclassified from the full cost pool to E&E assets at the amount that was recorded under previous GAAP; and

(ii) The remaining full cost pool was allocated to the producing/development assets and components pro rata using total proved plus probable reserve values at January 1, 2010.

This resulted in a $67 million at January 1, 2010 (June 30, 2010–$79 million, December 31,
2010–$512 million) increase in E&E assets with a corresponding decrease in PP&E, with no impact on deferred taxes. The increase in E&E assets during 2010 is due to capitalization of ongoing exploration and evaluation expenditures and the acquisition of significant E&E assets in the Monterey acquisition in the third quarter of 2010.

Depletion

Under IFRS, depletion is calculated on a unit of production basis using total proved plus probable reserves as compared to total proved reserves under previous
GAAP. As a result of this change, the depletion expense decreased by approximately $30 million for the three months ended June 30, 2010, $60 million for the six months ended June 30, 2010, and $112 million for the year ended
December 31, 2010.

Gains on disposition

Pengrowth
recorded a gain on disposition of approximately $2 million in the three months ended June 30, 2010, $11 million for the six months ended June 30, 2010 and $18 million for the year ended December 31, 2010. Of this, disposition of non-core properties accounted for approximately $8 million for the six months ended June 30, 2010 and approximately $15 million for the year ended December 31, 2010. The remaining gain on disposition of approximately $3 million for the three months ended June 30, 2010, $3 million for the six months ended June 30, 2010 and $3 million for the year ended December 31, 2010 relate to asset swaps.

Other

The IFRS opening balance sheet at January 1, 2010 was adjusted to correct for an immaterial amount related to previously expensed general and administrative costs and operating costs that should have been capitalized. This resulted in an increase of $15.4 million to PP&E over the amount recorded under previous GAAP as at January 1, 2010.

As at January 1, 2010, PP&E increased $15 million (June 30, 2010 – $180 million, December 31, 2010 – $173 million)
compared to previous GAAP due to these changes. The estimated after tax effect of these changes can be quantified as follows:

As at January 1, 2010

As at June 30, 2010

As at December 31, 2010

Increase to property, plant and equipment due to:

Costs previously expensed

$
15,412

$
15,412

$
15,412

Gain on dispositions

–

11,043

18,425

Depletion

–

60,184

112,071

Changes in asset retirement obligations

–

93,341

26,701

15,412

179,980

172,609

Amounts not affecting deficit

Changes in asset retirement obligations

–

(93,341
)

(26,701
)

15,412

86,639

145,908

Tax Effect

(4,403
)

(22,912
)

(38,313
)

Decrease to deficit

$
11,009

$
63,727

$
107,595

PENGROWTH Second Quarter 2011 Financial Results

16.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

Reclassification of E&E assets from PP&E under previous GAAP can be summarized as follows:

As at January 1, 2010

  As at
June 30, 2010

As at December 31, 2010

Decrease to Property Plant and Equipment

$
(67,597
)

$
(78,613
)

$
(511,569
)

Tax Effect

–

–

–

Increase to exploration and evaluation assets

$
67,597

$
78,613

$
511,569

Net income increased approximately $23 million for the three months ended June 30, 2010; $53 million for the six months ended
June 30, 2010 and $97 million for the year ended December 31, 2010 as a result of these changes, as follows:

  Three months
ended June 30, 2010

Six months ended June 30, 2010

Year ended December 31, 2010

Increase to net income due to:

Gain on dispositions

$
1,673

$
11,043

$
18,425

Depletion

29,892

60,184

112,071

$
31,565

$
71,227

$
130,496

Tax Effect

(8,203
)

(18,509
)

(33,910
)

Increase to net income

$
23,362

$
52,718

$
96,586

(b) Provisions

Under IFRS,
contract liabilities and ARO are classified as provisions.

Accounting for contract liabilities remains unchanged under IFRS.

ARO is calculated using a risk free discount rate of four percent and an inflation rate of two percent under IFRS, at January 1, 2010 (June 30, 2010 –
three and one-half percent discount rate and two percent inflation rate, December 31, 2010 – three and one-half percent discount rate and one and one-half percent inflation rate) as compared to a credit adjusted risk free rate of eight percent and a two percent inflation rate under previous GAAP. The effect of using a risk free discount rate of four percent resulted in an increase of $360 million to the ARO liability which was partially offset by changes to timing and cost estimates of $198 million on transition to IFRS. Due to the use of the aforementioned IFRS 1 election for full cost oil and gas entities, the offset to the increase to the ARO is required to be recognized directly in the opening deficit at the date of transition.

A revision to a risk free discount rate of three and one-half percent and an inflation rate of two percent at June 30, 2010 resulted in a $91 million increase to the ARO liability as at June 30, 2010 compared to prior GAAP. Further revisions of the inflation rate to one and one-half percent, consistent with previous GAAP, as well as other estimate changes, resulted in a $21 million increase in ARO liability as December 31, 2010 compared to previous GAAP. In addition, $19 million of these expenditures were expected to be made in 2010 and are thus classified as current liabilities at January 1, 2010
(June 30, 2010—$21 million, December 31, 2010—$19 million).

Use of the risk free discount rate of three and one-half percent and inflation rate of two percent resulted in an increase to the ARO assumed upon the acquisition of Monterey of $4 million, which is offset by an increase to goodwill.

The accretion of ARO decreased approximately $1 million for the three months ended June 30, 2010; $2 million for the six months ended June 30, 2010 and $5 million for the year ended December 31, 2010 compared to previous GAAP, due to the use of the different discount rates.

64

PENGROWTH Second Quarter 2011 Financial Results

16.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

The
effect on the Balance Sheet as a result of changes to Provisions upon the implementation of IFRS can be quantified as follows:

As at January 1, 2010

As at June 30, 2010

As at December 31, 2010

Increase to ARO due to:

Initial change in discount rate

$
359,884

$
359,884

$
359,884

Initial change in timing and cost assumptions

(198,069
)

(198,069
)

(198,069
)

ARO additions

–

2,487

6,025

ARO accretion

–

(2,422
)

(5,216
)

ARO revisions

–

90,853

20,676

ARO assumed in business combinations

–

–

4,230

$
161,815

$
252,733

$
187,530

Amounts not affecting deficit

ARO additions

$
–

$
(2,487
)

$
(6,025
)

ARO revisions

–

(90,854
)

(20,676
)

ARO assumed in business combinations

–

–

(4,230
)

161,815

159,392

156,599

Tax Effect

(63,108
)

(62,479
)

(38,259
)

Increase to deficit

$
98,707

$
96,913

$
118,340

The effect on the Income Statement as a result of changes to Provisions upon the implementation of IFRS can be quantified as follows:

Three months ended June 30, 2010

Six months ended June 30, 2010

Year ended December 31, 2010

Increase to net income due to accretion

$
1,264

$
2,422

$
5,216

Tax Effect

(328
)

(628
)

(1,399
)

Increase to net income due to accretion

$
936

$
1,794

$
3,817

(c) Goodwill

Under IFRS,
the asset retirement obligation assumed upon acquisition of Monterey Exploration in the third quarter of 2010 is valued using the above noted IFRS discount and inflation rate. All other assets and liabilities assumed, as well as consideration paid, in this business combination is unchanged under IFRS as compared to previous GAAP. As a result, the increase in the asset retirement obligation assumed results in a corresponding increase in goodwill of $4 million at December 31, 2010.

(d) Other assets

Pengrowth re-designated the
Judy Creek Remediation Trust Fund and the Private Company Investment as fair-value-through-profit-or-loss upon transition to IFRS and recorded these assets at fair value. Changes in the fair value are recognized in income. The effect of the transition to IFRS was a $7 million increase to other assets at January 1, 2010 (June 30, 2010—$7 million, December 31, 2010—$7 million) with a corresponding increase to opening retained earnings upon transition to IFRS.

PENGROWTH Second Quarter 2011 Financial Results

16.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

The
effect on Other Assets of the implementation of IFRS can be quantified as follows:

As at January 1, 2010

As at June 30, 2010

As at December 31, 2010

Increase in other assets due to:

Increase in private company investment

$
7,000

$
7,000

$
7,000

Increase (decrease) in remediation funds

(16
)

3

1

$
6,984

$
7,003

$
7,001

Tax Effect

(891
)

(896
)

(887
)

Decrease to deficit

$
6,093

$
6,107

$
6,114

(e) Deferred income taxes

Under IFRS, deferred income taxes are reported as a non-current liability resulting in a reclassification of the $1 million deferred tax asset to be netted against long term deferred tax liabilities at January 1, 2010, a reclassification of $13 million of current deferred tax liability to long term deferred tax liability as of June 30, 2010 and a reclassification of $1 million of current deferred tax liability to long term deferred tax liability as of December 31, 2010.

Under IFRS, taxable temporary differences in the legal entity financial statements of Pengrowth Energy Trust must be measured using the top marginal personal tax rate of 39%, as opposed to the effective corporate tax rate used under previous GAAP of 25% at January 1, 2010 and June 30, 2010. As Pengrowth Energy
Trust had significant unutilized tax pools prior to conversion to a dividend paying corporation, this resulted in the recognition of a deferred tax asset of approximately $164 million at January 1, 2010 (June 30, 2010—$164 million).
Approximately $158 million of the deferred tax asset recognized on transition was recorded as an decrease to the opening deficit as of January 1, 2010. Approximately $6 million of the deferred tax asset resulted in an increase to trust unit holders’ capital at January 1, 2010 related to equity issue costs (June 30, 2010—$6 million). Upon conversion to a dividend paying corporation on December 31, 2010, the deferred tax asset was adjusted to the corporate tax rate of approximately 25% and eliminated through earnings, resulting in a deferred tax expense at December 31, 2010 of $158 million and a decrease to shareholders’ capital of $6 million.

The effect on the Balance Sheet of changes in deferred income taxes can be quantified as follows:

As at January 1, 2010

As at June 30, 2010

As at December 31, 2010

Increase in tax liability due to increase in property, plant and equipment

$
(4,403
)

$
(22,912
)

$
(38,313
)

Decrease in tax liability due to increase in provisions

63,108

62,479

38,259

Increase in tax liability due to increase in other assets

(891
)

(896
)

(887
)

Decrease in tax liability due to changes to carrying value of net assets

$
57,814

$
38,671

$
(941
)

Decrease in tax liability due to changes in effective tax rate

163,774

163,774

–

Decrease (increase) in deferred tax liability

$
221,588

$
202,445

$
(941
)

Previous GAAP tax liability

$
(180,671
)

$
(171,800
)

$
(237,753
)

Decrease (increase) in deferred tax liability

221,588

202,445

(941
)

IFRS deferred tax asset (liability)

$
40,917

$
30,645

$
(238,694
)

66

PENGROWTH Second Quarter 2011 Financial Results

16.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

The
effect on the Income Statement of changes in deferred income tax expense (reduction) can be quantified as follows:

Three months ended June 30, 2010

Six months ended June 30, 2010

Year ended December 31, 2010

Increase to deferred income tax expense due to:

Increase in tax expense due to increase in property, plant and equipment

8,203

18,509

33,910

Increase in tax expense due to decrease in ARO accretion expense

328

629

1,399

Increase in tax expense due to increase in other assets

2

5

4

Increase in tax expense due to change in ARO liability

–

–

23,442

Reversal of decrease in tax liability due to changes in effective tax rate

–

–

157,395

Increase in tax expense

$
8,533

$
19,143

$
216,150

(f) Shareholder’s capital

Under IFRS, the tax benefits of trust unit issue costs are measured at the top marginal rate, as per Note 16 (e). This results in an increase to the Trust Unitholders’ Capital of $6 million on transition to
IFRS on January 1, 2010 (June 30, 2010 – $6 million). This amount is reversed upon conversion to a dividend paying corporation on December 31, 2010.

Under IFRS, the redemption of the exchangeable shares issued in the Monterey business combination are measured at the fair value of the trust units or common shares on the date of issue. Under previous GAAP, the redemption of the exchangeable shares was measured at the carrying value of the shares. As a result of this difference, the value of shareholders’ capital increased by $9 million at December 31, 2010 (January 1, 2010 – NIL,
June 30, 2010 – NIL) with a corresponding decrease to contributed surplus.

Under IFRS, changes to the January 1, 2010 opening balance
sheet, other than reclassifications, are offset against the opening deficit. In addition, as a result of the transition to IFRS, net income in 2010 differs from the amounts reported under previous GAAP.

Pursuant to a Plan of Arrangement, shareholders’ capital was reduced by the amount of the consolidated deficit upon conversion to a dividend paying corporation on December 31, 2010. As the deficit was measured differently under IFRS compared to previous GAAP, the amount of the deficit eliminated and the corresponding reduction to shareholders’ capital differed under IFRS.

The effect on the deficit of the implementation of IFRS can be quantified as follows:

As at January 1, 2010

As at June 30, 2010

As at December 31, 2010

Increase due to provisions

$
(98,707
)

$
(96,913
)

$
(118,340
)

Decrease due to change in property, plant and equipment

11,009

63,727

107,595

Decrease due to change in other assets

6,093

6,107

6,114

Decrease due to change in tax liability for change in tax rate applied to the Trust

157,395

157,395

–

Decrease (increase) in deficit

$
75,790

$
130,316

$
(4,631
)

Previous GAAP deficit

(2,144,521
)

(2,164,045
)

–

Elimination of deficit

–

–

4,631

IFRS deficit

$
(2,068,731
)

$
(2,033,729
)

$
–

Previous GAAP shareholders’ capital

$
4,920,945

$
4,935,375

$
3,167,383

Increase to shareholders’ capital due to change in effective tax rate

6,379

6,379

–

Increase to shareholders’ capital due to redemption of exchangeable shares

–

–

8,967

Elimination of deficit

–

–

(4,631
)

IFRS shareholders’ capital

$
4,927,324

$
4,941,754

$
3,171,719

PENGROWTH 2011 Financial Results

16.
RECONCILIATION FROM PREVIOUS GAAP TO IFRS (continued)

(g) Reclassifications

Under previous GAAP, interest and
financing charges, realized foreign exchange loss (gain), unrealized foreign exchange loss (gain), and accretion were disclosed as separate line items in the statement of income. Under IFRS, these amounts were unchanged, but reported below the determination of operating income. Under previous GAAP, amortization of injectants for miscible floods was disclosed separately; under IFRS amortization of miscible floods is included with depletion, depreciation and amortization. Under previous
GAAP, certain transportation costs were recorded as a reduction of oil and gas sales; under IFRS these costs are unchanged, but reported as transportation costs.

Interest paid is disclosed as a financing item in the statement of cash flows resulting in an increase in cash flow provided by operating activities and a corresponding increase in cash used for financing activities of $7 million for the three months ended June 30, 2010, $34 million for the six months ended June 30, 2010 and $72 million for the year ended December 31, 2010.

Purchases of injectants are classified as a use of cash for investing under IFRS as the costs are capitalized to PP&E, resulting in a $2 million increase in the cash provided by operating activities and a corresponding increase in the cash used in investing activities for the three months ended June 30, 2010, $7 million for the six months ended June 30, 2010 and $9 million for the year ended December 31, 2010.

The statement of cash flows includes a subtotal for funds flow from operations which is determined as cash flow from operations after interest and financing charges but before changes in working capital and expenditures on remediation.

68

PENGROWTH Second Quarter 2011 Financial Results

Corporate Profile

DIRECTORS OF PENGROWTH ENERGY CORPORATION

John B. Zaozirny; Chairman
Vice Chairman Canaccord Genuity Corp.

Thomas A. Cumming,
Business Consultant

Derek W. Evans
President and CEO,
Pengrowth Energy Corporation

Wayne K. Foo
President & CEO, Parax Resources Inc.

James D. McFarland
President and CEO, Valeura Energy Inc.

Michael S. Parrett
Business Consultant

A. Terence Poole
Business Consultant

D. Michael G. Stewart
Corporate Director

OFFICERS OF PENGROWTH ENERGY CORPORATION

Derek W. Evans
President and Chief Executive Officer

Gillian Basford
Vice President, Human Resources

Douglas C. Bowles
Vice President and Controller

James E.A. Causgrove
Vice President, Production and Operations

Steve J. De Maio
Vice President, In-Situ Development & Operations

David Dean Evans
Treasurer

Andrew D. Grasby
General Counsel & Corporate Secretary

Robert W. Rosine
Executive Vice President, Business Development

Diane J. Shirra
Vice President, Montney Gas

Christopher G. Webster
Chief Financial Officer

BANKERS

Bank Syndicate Agent:
Royal Bank of Canada

AUDITORS

KPMG LLP

ENGINEERING CONSULTANTS

GLJ Petroleum Consultants Ltd.

ABBREVIATIONS

bbl	barrel
Bcf	billion cubic feet
boe*	barrels of oil equivalent
gj	gigajoule
Mbbls	thousand barrels
MMbbls	million barrels
Mboe*	thousand barrels of oil equivalent
MMboe*	million barrels of oil equivalent
MMBtu	million British thermal units
Mcf	thousand cubic feet
MMcf	million cubic feet
MW	mega watt

* 6 mcf of gas = 1 barrel of oil equivalent

PENGROWTH

PENGROWTH ENERGY CORPORATION

Head Office
2100, 222 Third Avenue SW Calgary Alberta, T2P 0B4 Canada
Phone: 403.233.0224 | **Toll free:** 800.223.4122 | **Fax:** 403.265.6251
www.pengrowth.com

Investor Relations

For investor relations enquiries, please contact:

Investor Relations
Phone: 403.233.0224 | **Toll free:** 888.744.1111
Email: investorrelations@pengrowth.com

Stock Exchange Listings

Toronto Stock Exchange: **PGF** | New York Stock Exchange: **PGH**